SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the three-month period ended on September 30, 2010 and September 30, 2009 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the three-month period

ended September 30, 2010

Fiscal year No. 121 beginning July 1, 2010

Presented comparatively

In thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial Statements)

Free translation from the original prepared in Spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.35% (See Note 8.n to the Unaudited Basic Financial Statements)

	CAPITAL STATUS (Note 4 to the Unaudited Basic Financial Statements)
Type of stock	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	782,064,214	78,206

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	25,769	27,284
Other investments, net (Note 4.b)	235,972	162,448
Accounts receivable, net (Note 4.c)	153,001	322,663
Other receivables and prepaid expenses, net (Note 4.d)	61,692	70,170
Inventory (Note 4.e)	10,568	14,297

Total Current Assets	487,002	596,862

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	126	25,572
Other receivables and prepaid expenses, net (Note 4.d)	71,784	117,240
Inventory (Note 4.e)	7,644	7,644
Fixed assets, net (Note 4.f)	1,573,873	1,529,571
Other investments, net (Note 4.b)	184,911	167,682
Intangible assets, net (Note 4.g)	43,022	53,502

Subtotal Non-Current Assets	1,881,360	1,901,211

Negative goodwill, net (Note 4.h)	(13,606)	(13,523)

Total Non-Current Assets	1,867,754	1,887,688

Total Assets	2,354,756	2,484,550

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	82,747	225,335
Short-term debt (Note 4.j)	149,142	204,303
Salaries and social security payable (Note 4.k)	13,402	25,692
Taxes payable (Note 4.l)	51,894	76,842
Customer advances (Note 4.m)	92,038	91,239
Other liabilities (Note 4.n)	20,105	35,585

Total Debts	409,328	658,996

Provisions (Note 4.o)	250	1,743

Total Current Liabilities	409,578	660,739

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	24,458	23,368
Long-term debt (Note 4.j)	737,015	678,145
Taxes payable (Note 4.l)	46,447	48,676
Customer advances (Note 4.m)	88,216	89,164
Other liabilities (Note 4.n)	14,342	15,242

Total Debts	910,478	854,595

Provisions (Note 4.o)	7,916	7,913

Total Non-Current Liabilities	918,394	862,508

Total Liabilities	1,327,972	1,523,247

Minority interest	134,370	132,343

SHAREHOLDERS’ EQUITY	892,414	828,960

Total Liabilities and Shareholders’ Equity	2,354,756	2,484,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 3)	09.30.09 (Notes 1 and 3)
Revenues:
Leases and services	149,004	113,749
Consumer financing	57,840	43,236
Other	7,490	—

Total revenues	214,334	156,985

Costs:
Leases and services	(40,220)	(37,685)
Consumer financing	(19,591)	(26,988)
Other	(3,652)	—

Total costs	(63,463)	(64,673)

Gross profit:
Leases and services	108,784	76,064
Consumer financing	38,249	16,248
Other	3,838	—

Total gross profit	150,871	92,312

Selling expenses	(28,180)	(36,059)
Administrative expenses	(21,111)	(14,858)
Net income from retained interest in securitized receivables	5,213	23,509

Subtotal	(44,078)	(27,408)

Operating income	106,793	64,904

Net income on equity investees (Note 8.m.iii) to the Unaudited Basic Financial Statements)	1,207	—

Amortization of negative goodwill, net	(83)	(408)

Financial gain (loss) generated by assets:
Interest	5,334	866
Foreign currency exchange gain	7,111	571
Other holding results	(19,516)	4,339

Subtotal	(7,071)	5,776

Financial gain (loss) generated by liabilities:
Interest	(20,194)	(24,595)
Foreign currency exchange loss	(4,507)	(7,358)
Other financial expenses	—	(1,558)

Subtotal	(24,701)	(33,511)

Total financial results, net (Note 4.p)	(31,772)	(27,735)

Other income (expenses), net	(282)	(1,679)

Income before taxes and minority interest	75,863	35,082

Income tax expense	(10,638)	(15,541)
Minority interest	(1,771)	(1,082)

Net income	63,454	18,459

Basic net income per share (Note 3.o) to the Unaudited Basic Financial Statements)	0.0811	0.0236

Diluted net income per share (Note 3.o) to the Unaudited Basic Financial Statements)	0.0255	0.0089

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 3)	09.30.09 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	53,422	48,984
Cash and cash equivalents as of the end of the period	232,041	50,215

Increase in cash and cash equivalents	178,619	1,231

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	63,454	18,459
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	26,029	9,128
Depreciation of fixed assets	27,277	28,496
Income on equity investees	(1,207)	—
Amortization of intangible assets	2,305	1,260
Amortization of negative goodwill, net	83	408
Loss on intangible assets retired	9,292	—
Loss on fixed assets retired	42	1,491
Provision for tax on personal assets of shareholders	85	116
Charge of provision for contingencies	275	1,053
Allowance for doubtful accounts	466	6,372
Net loss from retained interest in securitized receivables	(5,213)	(23,509)
Loss from derivative financial instruments	—	1,558
Provision for Directors’ fees	6,198	2,414
Minority interest	1,771	1,082
Income tax	10,638	15,541
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(77,147)	22,864
Decrease in other receivables and prepaid expenses	11,998	12,053
(Increase) Decrease in inventory	(843)	102
Increase (Decrease) in trade accounts payable	57,405	(37,364)
Increase in customer advances	1,771	6,757
Decrease in taxes payable	(23,246)	(24,509)
Decrease in salaries and social security payable	(1,069)	(2,769)
(Decrease) Increase in provision for contingencies	(1,765)	312
(Decrease) Increase in other liabilities	(1,264)	7,939
Increase in accrued interest	19,043	20,904

Net cash provided by operating activities	126,378	70,158

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 3)	09.30.09 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Income from sale of equity investee, net of cash unconsolidated	67,477	—
Increase in intangible assets	(1,117)	(611)
Acquisition of fixed assets	(13,733)	(17,015)
(Increase) Decrease in investments	(33,318)	13,489
Loans collected (granted) from third parties	41	(1,326)
Advances for purchase of Arcos del Gourmet S.A.’ s shares	(783)	—
Income from sale of property	2,652	—
Collection of receivables from related parties	15,362	6,580
Acquisition of undeveloped parcels of land and other real estate	(50)	(486)

Net cash provided by investing activities	36,531	631

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of loans	(25,231)	(49,448)
Cash from minority shareholders’ capital contributions to subsidiaries	—	4,714
Proceeds (Payments) from overdraft	11,130	(52,206)
Payment of seller financing of Arcos del Gourmet S.A.	(3,950)	—
Payment of interests	(11,429)	(12,118)
Proceeds from issuance of short-term debt	40,000	—
Proceeds from short-term and long-term debts	5,190	39,500

Net cash provided by (used in) financing activities	15,710	(69,558)

INCREASE IN CASH AND CASH EQUIVALENTS	178,619	1,231

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.1) to the Unaudited Basic Financial Statements.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10	09.30.09
Supplemental cash flow information
Cash paid during the period for:
– Interest	11,428	12,118
– Income tax	4,355	2,842

Non-cash activities:
– Liquidation of interest in credit card receivables	18,786	4,580
– Decrease in inventory through a decrease in customer advances	1,920	—
– Increase in fixed assets through an increase in trade accounts payable	5,352	—
– Increase in fixed assets through an increase in short and long-term debt	53,896	—

	09.30.10	09.30.09
Sale of equity investee in subsidiary company
Accounts receivable	278,805	—
Other receivables and prepaid expenses	29,108	—
Investments	143,646	—
Fixed assets	2,829	—
Short and long-term debt	(91,173)	—
Trade accounts payable	(204,255)	—
Salaries and social security payable	(11,221)	—
Taxes payable	(14,654)	—
Other liabilities	(62)	—

Unconsolidated net value	133,023	—

Impairment and sale of investment	(12,119)	—
Remaining investment	(32,175)	—
Cash in advance	(21,252)	—

Income from sale of equity investee, net of cash unconsolidated	67,477	—

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

The Company has consolidated its Balance Sheets as of September 30, 2010 and June 30, 2010 and the Statements of Income and Cash Flow for the three-months periods ended September 30, 2010 and 2009 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Metroshop S.A. has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission (CNV).

On September 13, 2010, APSA sold 80% of Tarshop S.A. Consequently, the Unaudited Consolidated Financial Statements as of September 30, 2010 are not compared with those issued as of June 30, 2010 or September 30, 2009. The Unaudited Consolidated Balance Sheet as of September 30, 2010, does not include Tarshop S.A.’s assets and liabilities, which the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of September 30, 2010 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Balance Sheet as of June 30, 2010 and the Unaudited Statement of Income and Unaudited Statement of Cash Flows as of September 30, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: (Continued)

Caption	Issued Financial Statements as of 06.30.10 Ps.	Tarshop S.A. as of 06.30.10 Ps.	Financial Statements considering the sale of 06.30.10 Ps.
Current Assets	596,862	(269,148)	327,714
Non-Current Assets	1,887,688	28,881	1,916,569
Total Assets	2,484,550	(240,267)	2,244,283
Current Liabilities	(660,739)	242,969	(417,770)
Non-Current Liabilities	(862,508)	(2,702)	(865,210)
Total Liabilities	(1,523,247)	240,267	(1,282,980)
Minority Interest	(132,343)	—	(132,343)
Shareholders’ Equity	(828,960)	—	(828,960)

Caption	Issued Financial Statements as of 09.30.09 Ps.	Tarshop S.A. as of 09.30.09 Ps.	Financial Statements considering the sale of 09.30.09 Ps.
Revenues	156,985	(43,475)	113,510
Costs	(64,673)	28,858	(35,815)
Gross Profit	92,312	(14,617)	77,695
Operating Income	64,904	(4,550)	60,354
Net income for the period	18,459	—	18,459
Net cash provided by (used in) operating activities	57,429	(20,123)	37,306
Net cash provided by (used in) investing activities	1,242	(22,765)	(21,523)
Net cash (used in) provided by financing activities	(57,440)	42,187	(15,253)

COMPARATIVE INFORMATION

The comparative information at June 30, 2010 and September 30, 2009 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	09.30.10	09.30.09
Emprendimiento Recoleta S.A.	53.684	53.684	09.30.10
Tarshop S.A. (1)	20	93.439	09.30.10
Shopping Neuquén S.A.	98.14	98.14	09.30.10
Fibesa S.A. (5)	99.99996	100	09.30.10
Conil S.A. (3)	100	50	09.30.10
Panamerican Mall S.A.	80	80	09.30.10
Arcos del Gourmet S.A. (4)	80	—	09.30.10
Metroshop S.A. (2)	50	—	09.30.10

(1)	See Notes 8.m.ii) and 8.m.iii) to the Unaudited Basic Financial Statements.
(2)	See Note 8.ñ) to the Unaudited Basic Financial Statements.
(3)	On October 21, 2009, the remaining 50 % in Conil S.A. was acquired. See Note 8.l) to the Unaudited Basic Financial Statements.
(4)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A. was acquired. See Note 8.a) to the Unaudited Basic Financial Statements.
(5)	See Note 8.i) to the Unaudited Basic Financial Statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. (APSA) has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

As of June 30, 2010 the current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds were carried at their market value at year-end.

As of the closing date of these unaudited financial statements current investments includes certificates of participation under the securitization program for accounts receivable for credit card transactions of Metroshop S.A. falling due on or before 12 months, which have been accounted for under the equity method.

b.2.	Other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

c.	Intangible assets

c.1.	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which is amortized over the life of the concession agreement. (See Note 8.a) to the Unaudited Basic Financial Statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

c.2.	Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the period/year - end.

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a)	Cash and banks:

	09.30.10	06.30.10
Cash in local currency	556	2,346
Cash in foreign currency	347	997
Bank accounts in local currency	10,620	7,389
Bank accounts in foreign currency	14,246	16,552

Total cash and banks	25,769	27,284

b)	Other Investments, net:

	09.30.10	06.30.10
Current
Mutual funds in foreign currency (i)	141,661	13,813
Mutual funds in local currency (ii)	89,281	27,779
Retained interests in securitized receivables (CPs)	4,550	124,671
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	480	728
Trust debt titles (TDF)	—	2,846
BONTE 2006 bonds (Note 7.b))	—	34
Allowance for impairment of CPs	—	(7,423)

Total	235,972	162,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	09.30.10	06.30.10
Non-current
Undeveloped parcels of land:
- Beruti plot of land	52,984	52,934
- Caballito plot of land	36,938	36,745
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Torres Rosario plot of land	11,166	11,166
- Other real estate	2,962	2,962
Share’s purchase advances	1,176	389
Other investments	56	56
Retained interests in securitized receivables (CPs)	—	18,458
Allowance for impairment of CPs	—	(1,165)

Subtotal	151,419	167,682

Equity investments in companies
- Tarshop S.A.	33,492	—

Subtotal	33,492	—

Subtotal	184,911	167,682

Total other investments, net	420,883	330,130

(i)	Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii)	As of September 30, 2010 and June 30, 2010 include Ps. 64,611 and Ps. 12,327, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

c)	Accounts receivable, net:

	09.30.10	06.30.10
Current
Checks to be deposited	62,122	60,695
Leases and services receivable	47,114	49,609
Consumer financing receivables	44,975	245,538
Debtors under legal proceedings	35,071	33,762
Pass-through expenses receivable	21,231	19,917
Notes receivable	3,713	3,868
Related parties (Note 5)	3,267	6,591
Receivables with collections agents	2,351	4,532
Mortgages receivable Torres de Abasto	753	563
Credit cards receivable	402	877
Allowance for doubtful accounts	(67,998)	(103,289)

Total	153,001	322,663

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	09.30.10	06.30.10
Non-current
Leases and services receivable	126	445
Consumer financing receivables	—	25,824
Notes receivable	—	399
Mortgages receivable Torres de Abasto	—	154
Allowance for doubtful accounts	—	(1,250)

Total	126	25,572

Total accounts receivable, net	153,127	348,235

d)	Other receivables and prepaid expenses, net:

	09.30.10	06.30.10
Current
Prepaid expenses	23,640	21,708
Value Added Tax (VAT) receivable	20,581	15,079
Guarantee deposits (i)	4,203	4,252
Other tax credits – Gross revenue tax	4,025	2,395
Related parties (Note 5)	3,138	6,812
Other tax credits	1,908	2,390
Prepaid services	1,536	1,300
Guarantee deposits re. securitization programs (Note 7.a))	692	5,427
Income tax credits, net	14	2,611
Receivables for third party services offered in consumer financing stores	—	4,880
Others	1,955	3,316

Total	61,692	70,170

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	09.30.10	06.30.10
Non-current
Value Added Tax (VAT)	57,015	63,065
Imputed interest of non-current receivables	(12,445)	(15,175)
Related parties (Note 5)	13,715	14,687
Deferred income tax	10,589	90,446
Deferred tax allowance	(6,371)	(52,891)
MPIT	5,141	14,328
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Income tax credits, net	1,551	—
Others (i)	2,589	2,780

Total	71,784	117,240

Total other receivables and prepaid expenses, net	133,476	187,410

(i)	Includes restricted funds. (See Note 7.d)).

e)	Inventory:

	09.30.10	06.30.10
Current
Rosario plot of land	6,449	8,728
Torres Rosario	3,379	3,379
Carlos Gardel plot of land	—	1,698
Others	740	492

Total	10,568	14,297

Non-current
Torres Rosario under construction	7,644	7,644

Total	7,644	7,644

Total inventory	18,212	21,941

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

f)	Fixed assets, net:

	09.30.10	06.30.10
Properties:
Shopping Centers:
Dot Baires (i)	516,778	516,902
Abasto	156,037	158,016
Alto Palermo	129,603	134,863
Patio Bullrich	87,836	88,401
Soleil Factory	82,455	—
Mendoza Plaza	79,024	79,821
Alto Rosario	78,148	78,743
Alto Avellaneda	69,478	72,816
Paseo Alcorta	68,462	69,664
Córdoba Shopping - Villa Cabrera	67,541	66,560
Alto NOA	21,055	21,534
Buenos Aires Design	8,064	8,687
Other properties	18,253	18,411
Offices	251	256
Neuquén Project (Note 9.a))	9,488	9,488
Facilities	75,227	76,543
Suppliers advances	14,367	31,783
Furniture, fixture and equipment	12,672	13,072
Computer equipment	1,946	2,408
Software	1,374	2,452
Leasehold improvements	1,200	2,716
Vehicles	18	19
Work in progress:
Dot Baires	67,741	66,452
Shopping centers improvements	6,854	9,963
Others	1	1

Total fixed assets, net	1,573,873	1,529,571

(i)	As of September 30, 2010 and June 30, 2010 includes financial costs of Ps. 99,364 and Ps. 98,660, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

g)	Intangible assets, net:

	09.30.10	06.30.10
Preoperating expenses	22,770	22,789
Arcos del Gourmet S.A.´s concession	19,891	20,159
Trademarks	361	812
Customer relationships	—	611
Non-compete agreement	—	9,131

Total intangible assets, net	43,022	53,502

h)	Negative goodwill, net:

	09.30.10	06.30.10
Conil S.A.	506	506
Fibesa S.A.	—	342
Emprendimiento Recoleta S.A.	(241)	(260)
Mendoza Plaza Shopping S.A.	(5,580)	(5,661)
Empalme S.A.I.C.F.A. y G.	(8,291)	(8,450)

Total negative goodwill, net	(13,606)	(13,523)

i)	Trade accounts payable:

	09.30.10	06.30.10
Current
Suppliers	26,574	148,150
Accruals	44,555	54,428
Related parties (Note 5)	10,658	22,624
Others	960	133

Total	82,747	225,335

Non-current
Suppliers	84	416
Related parties (Note 5)	14,436	12,158
Shareholders of related companies	9,806	10,794
Others	132	—

Total	24,458	23,368

Total trade accounts payable	107,205	248,703

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

j)	Short-term and long-term debt:

	09.30.10	06.30.10
Current
– Banks
Overdrafts	13,090	2,206
Banco Hipotecario S.A. (Notes 5 and 7.c))	—	20,000
Standard Bank Argentina S.A. (Note 7.c))	—	15,179
Nuevo Banco Industrial de Azul S.A.	—	5,007
Banco Itaú Buen Ayre S.A. (Note 7.c))	—	3,716
Interest payable to credit card trust (Note 7 c.))	—	2,263
Accrued bank interests	32	380

Subtotal	13,122	48,751

– Financial
Non-Convertible Notes (Note 5)	109,523	109,336
Accrued interest on Non-Convertible Notes (Note 5)	17,668	6,391
Seller financing – Arcos del Gourmet S.A.	5,465	9,511
Accrued interest on Convertible Notes (Note 5)	3,740	8,291
Interest from acquisition of Soleil Factory goodwill	609	—
Deferred debt costs	(985)	(1,188)
Securities representing short-term debt - interest accrued (Note 9.b))	—	299
Securities representing short-term debt (Note 9.b))	—	22,720
Others	—	192

Subtotal	136,020	155,552

Total	149,142	204,303

Non-current
– Financial
Non-Convertible Notes (Note 5)	495,165	491,831
Convertible Notes (Note 5)	187,023	185,653
Loan from acquisition of Soleil Factory goodwill	53,896	—
Seller financing – Arcos del Gourmet S.A.	3,679	3,591
Deferred debt costs	(2,796)	(2,930)
Interest from acquisition of Soleil Factory goodwill	48	—

Subtotal	737,015	678,145

Total	737,015	678,145

Total short-term and long-term debt	886,157	882,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

k)	Salaries and social security payable:

	09.30.10	06.30.10
Provision for annual complementary salary, vacation, bonuses and others	6,550	20,522
Social security payable	4,414	4,549
Salaries payable	126	203
Others (1)	2,312	418

Total salaries and social security payable	13,402	25,692

(1)	As of September 30, 2010 includes debt related with the compensation plan for executive management.

l)	Taxes payable:

	09.30.10	06.30.10
Current
Provision for Income tax, net	35,421	35,768
Value Added Tax (VAT) payable	6,776	11,652
Gross revenue tax withholdings	3,245	3,701
Income tax withholdings	2,460	942
Tax amnesty plan for income tax payable	1,609	1,559
Tax amnesty plan for municipality taxes payable	784	673
Other taxes payable	494	993
Provision for gross revenue tax	364	2,270
Tax amnesty plan for gross revenue tax payable	339	332
Provision for tax on personal assets of Shareholders	259	174
MPIT, net	138	1,824
Other tax withholdings	5	3,719
Tax payment facilities plan for Value Added Tax (VAT)	—	13,235

Total	51,894	76,842

Non-current
Tax amnesty plan for income tax payable	18,724	19,145
Provision for income tax	16,374	—
Deferred income tax	7,940	26,650
Tax amnesty plan for municipality taxes payable	2,134	1,900
Tax amnesty plan for gross revenue tax payable	881	968
MPIT, net	394	13

Total	46,447	48,676

Total taxes payable	98,341	125,518

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

m)	Customer advances:

	09.30.10	06.30.10
Current
Admission rights	51,974	50,734
Lease advances (i)	22,175	21,941
Customer advances	15,575	15,960
Guarantee deposits	2,255	2,198
Relates parties (Note 5)	59	406

Total	92,038	91,239

Non-current
Admission rights	59,072	59,228
Lease advances (i)	29,144	29,936

Total	88,216	89,164

Total customer advances	180,254	180,403

(i)	As of September and June 30, 2010 includes payment advances of Ps. 8,882 and Ps. 9,501, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

n)	Other liabilities:

	09.30.10	06.30.10
Current
Accrual for Directors’ fees net of advances (Note 5)	15,550	9,352
Debt with former minority shareholder of Tarshop S.A.	3,556	3,529
Withholdings and guarantee deposits	466	509
Contributed leasehold improvements	451	462
Advance for sale of Tarshop S.A.’s shares	—	21,070
Others	82	663

Total	20,105	35,585

Non-current
Contributed leasehold improvements	9,396	9,502
Debt with former minority shareholder of Tarshop S.A.	2,531	3,322
Debt with shareholders of related companies	2,265	2,265
Directors’ guarantee deposits (Note 5)	12	12
Others	138	141

Total	14,342	15,242

Total other liabilities	34,447	50,827

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

o)	Provisions:

	09.30.10	06.30.10

Current
Provision for contingencies	250	1,743

Total	250	1,743

Non-current
Provision for contingencies	7,916	7,913

Total	7,916	7,913

Total provisions	8,166	9,656

p)	Financial results, net:

	09.30.10	09.30.09

Generated by assets:
Interest income from past-due receivables	1,354	1,627
Effect on the present value accounting	2,730	(1,690)
Results from financial investments (Note 5)	692	245
Other interest	558	684

Subtotal interest	5,334	866

Foreign currency exchange gain	7,111	571

Other holding results	(19,516)	4,339

Financial gain generated by assets	(7,071)	5,776

Generated by liabilities:
Financial expenses (Note 5)	(18,696)	(21,204)
Other interest	(106)	(27)
Interest on taxes payable	(1,392)	(3,364)

Subtotal interest	(20,194)	(24,595)

Foreign currency exchange loss (Note 5)	(4,507)	(7,358)

Loss from derivative financial instruments (Note 5)	—	(1,558)

Subtotal other financial expenses	—	(1,558)

Financial loss generated by liabilities	(24,701)	(33,511)

Total financial results, net	(31,772)	(27,735)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

	09.30.2010
Company	Current investments	Accounts receivable, net– Current	Other receivables and prepaid expenses, net – Current	Other receivable and prepaid expenses, net – Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities– Current	Other liabilities– Non-Current
Banco Hipotecario S.A. (2)	480	217	—	—	—	—	—	—	—	—	—
Cactus S.A. (3)	—	17	—	—	(3)	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	5	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	788	—	—	(9,035)	—	—	(606)	(19,800)	—	—
Cyrsa S.A. (6)	—	148	—	—	(206)	—	—	—	—	—	—
Directors	—	2	—	—	—	—	—	(1)	(68)	(15,550)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(324)	—	—	—	—	—	—
Fundación IRSA (4)	—	7	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	5	—	—	(6)	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	1,031	—	—	(1,034)	—	(59)	(21,496)	(295,960)	—	—
Llao Llao Resorts S.A. (7)	—	10	—	—	(39)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	350	—	—	—	—	—	—	—	—
Museo de los Niños (4)	—	909	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(1)	—	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	—	(1,225)	(61,271)	—	—
Personnel	—	—	2,064	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	49	—	—	—	—	—	—	—	—
Tarshop S.A. (11)	—	108	675	13,715	—	(14,436)	—	—	—	—	—

Total	480	3,267	3,138	13,715	(10,658)	(14,436)	(59)	(23,328)	(377,099)	(15,550)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5. (Continued)

Company	06.30.2010
	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Other receivable and prepaid expenses, net – Non- current	Trade accounts payable – Current	Trade accounts payable – Non- current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities Non- Current
Banco Hipotecario S.A. (2)	728	354	—	—	—	—	(343)	(20,000)	—	—	—
Cactus S.A. (3)	—	17	—	—	(3)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (6)	—	2	—	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	1,161	4,854	—	(16,908)	—	—	(215)	(19,655)	—	—
Cyrsa S.A. (6)	—	146	—	—	(206)	—	—	—	—	—	—
Directors	—	2	5	—	—	—	—	(3)	(68)	(9,352)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(261)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	7	—	—	(6)	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,779	—	—	(5,184)	—	(63)	(20,720)	(293,890)	—	—
Llao Llao Resorts SA (7)	—	10	—	—	(40)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	—	14,687	—	(12,158)	—	—	—	—	—
Museo de los Niños (4)	—	1,084	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Personnel	—	—	1,906	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	47	—	—	—	—	—	—	—	—

Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(406)	(43,654)	(374,435)	(9,352)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5. (Continued)

Company	09.30.2010
	Administrative expenses	Financial loss generated by liabilities	Financial gain generated by assets	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	(83)	—
Cresud S.A.C.I.F. y A. (5)	—	(389)	—	—	(9,386)
Directors	(6,906)	(2)	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	(1,159)	(9,042)	—	—	322
Parque Arauco S.A. (9)	—	(1,978)	—	—	—
Personnel	—	—	34	—	—
Estudio Zang, Bergel y Viñes (8)	(1,515)	—	—	—	—
Tarshop S.A. (11)	—	—	80	80	—

Total	(9,580)	(11,411)	114	(3)	(9,064)

Company	09.30.2009
	Administrative expenses	Financial loss generated by liabilities	Financial gain generated by assets	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	(116)	—
Cresud S.A.C.I.F. y A. (5)	—	(2,172)	—	—	(107)
Directors	(2,819)	(2)	—	—	—
Directors of Banco Hipotecario S.A. (2)	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	(546)	—	—	—	—
Fundación IRSA (4)	—	—	—	(137)	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	(1,434)	(10,507)	—	—	89
Parque Arauco S.A. (9)	—	(2,215)	—	—	—
Personnel	—	—	29	—	—

Total	(4,799)	(14,896)	29	(253)	(18)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of Cresud S.A.C.I.F. y A.
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors.
9.	Shareholder.
10.	Equity investee.
11.	Subsidiary, later equity investee. See Note 8.m.iii) to the Unaudited Basic Financial Statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 09.30.10	Total as of 09.30.09
Revenues	149,004	57,840	7,490	214,334	—	214,334	156,985
Costs	(40,220)	(20,186)	(3,652)	(64,058)	595	(63,463)	(64,673)

Total gross profit as of 09.30.10	108,784	37,654	3,838	150,276	595	150,871	—

Total gross profit as of 09.30.09	76,303	15,313	—	91,616	696	—	92,312

Expenses:
Selling expenses	(8,575)	(19,524)	(81)	(28,180)	—	(28,180)	(36,059)
Administrative expenses	(15,536)	(5,319)	(256)	(21,111)	—	(21,111)	(14,858)
Net income from retained interest in securitized receivables	—	5,213	—	5,213	—	5,213	23,509

Operating income 09.30.10	84,673	18,024	3,501	106,198	595	106,793	—

Operating income (loss) 09.30.09	58,794	5,345	(30)	64,109	795	—	64,904

Net income on equity investees	—	1,207	—	1,207	—	1,207	—
Amortization of goodwill, net	(83)	—	—	(83)	—	(83)	(408)
Financial results, net	(11,336)	(19,857)	16	(31,177)	(595)	(31,772)	(27,735)
Other income (expenses), net	(317)	35	—	(282)	—	(282)	(1,679)

Income before taxes and minority interest 09.30.10	72,937	(591)	3,517	75,863	—	75,863	—

Income (loss) before taxes and minority interest 09.30.09	30,924	4,195	(37)	35,082	—	—	35,082

Income tax expense	(8,711)	—	(1,927)	(10,638)	—	(10,638)	(15,541)
Minority interest	(1,771)	—	—	(1,771)	—	(1,771)	(1,082)

Net income 09.30.10	62,455	(591)	1,590	63,454	—	63,454	—

Net income (loss) 09.30.09	16,861	1,622	(24)	18,459	—	—	18,459

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 09.30.10	Total as of 06.30.10
Depreciation and amortization 09.30.10 – 3 months	29,105	560	—	29,665	—	29,665	—

Depreciation and amortization 06.30.10 – 12 months	113,337	8,622	—	121,959	—	—	121,959

Acquisition of fixed assets and intangible assets 09.30.10 – 3 months	75,479	90	—	75,569	—	75,569	—

Acquisition of fixed assets and intangible assets 06.30.10 – 12 months	58,914	2,176	—	61,090	—	—	61,090

Operating assets as of 09.30.10	1,715,361	24,935	18,287	1,758,583	125,594	1,884,177	—

Operating assets as of 06.30.10	1,829,171	277,486	22,227	2,128,884	—	—	2,128,884

Non operating assets as of 09.30.10	1,146,977	4,578	—	1,151,555	(680,976)	470,579	—

Non operating assets as of 06.30.10	371,552	200,783	—	572,335	(216,669)	—	355,666

Total assets as of 09.30.10	2,862,338	29,513	18,287	2,910,138	(555,382)	2,354,756	—

Total assets as of 06.30.10	2,200,723	478,269	22,227	2,701,219	(216,669)	—	2,484,550

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Companies’s portfolio of credit card and personal loans accounts issued by Tarshop S.A. (see Note 1) and Metroshop S.A.

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the Eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account included, in other current or non-current receivables and prepaid expenses, net, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account included as of June 30, 2010 BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

c)	As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

–	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

–	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

–	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L (loan for Ps. 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7: (Continued)

–	To Banco Hipotecario S.A., CP related to the Fideicomiso Financiero Tarjeta Shopping Series XLVII, XLIX and LVI (loan for Ps. 20,149).

d)	As of June 30, 2010, Other receivables and prepaid expenses, included granted by Tarshop S.A. cash as guarantee for leases related to the stores where its branches operated for an amount of Ps. 217.

e)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company (see Note 8.h) to the Unaudited Basic Financial Statements).

NOTE 9: SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90-running-day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Shopping Neuquén S.A.´s plots acquired to the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén S.A. was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén S.A. is currently evaluating the procedural recourse to be filed.

b)	Issuance of securities representing short-term debt of Tarshop S.A.

During the fiscal year ended June 30, 2010, Tarshop S.A. requested the CNV to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed USD 25 million, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

As of June 30, 2010 Class I had been placed for a total nominal value of Ps. 22,720 and Class II for a total nominal value of Ps. 40,000. Class I and II VCPs accrue interests from the issuance date at a nominal annual rate equal to the BADLAR, plus cap-margin of 400 basic points.

Net funds resulting from placing both classes were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	20,504	18,203
Other investments, net (Exhibits D and I)	208,822	22,412
Accounts receivable, net (Note 3.b and Exhibit I)	128,870	148,997
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	31,333	51,177
Inventory (Note 3.d)	10,355	14,271

Total Current Assets	399,884	255,060

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Exhibit I)	—	895
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	15,833	2,053
Inventory (Note 3.d)	7,644	7,644
Equity investments, net (Exhibit C)	680,701	769,857
Other investments, net (Exhibit D)	149,899	148,870
Fixed assets, net (Exhibit A)	889,916	850,033
Intangible assets, net (Exhibit B)	360	9,513

Subtotal Non-Current Assets	1,744,353	1,788,865

Negative goodwill, net (Note 3.e)	(13,871)	(14,111)

Total Non-Current Assets	1,730,482	1,774,754

Total Assets	2,130,366	2,029,814

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Exhibit I)	59,031	66,569
Short-term debt (Note 3.g and Exhibit I)	148,247	144,547
Salaries and social security payable (Note 3.h and Exhibit I)	10,104	13,087
Taxes payable (Note 3.i and Exhibit I)	45,869	44,503
Customer advances (Note 3.j and Exhibit I)	77,674	77,396
Other liabilities (Note 3.k and Exhibit I)	19,936	36,102

Total Current liabilities	360,861	382,204

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Exhibit I)	84	95
Long-term debt (Note 3.g and Exhibit I)	737,015	678,145
Taxes payable (Note 3.i and Exhibit I)	34,540	37,945
Customer advances (Note 3.j and Exhibit I)	69,920	68,181
Other liabilities (Note 3.k and Exhibit I)	28,144	26,896

Total debts	869,703	811,262

Provisions (Note 3.l and Exhibits E and I)	7,388	7,388

Total Non-Current Liabilities	877,091	818,650

Total Liabilities	1,237,952	1,200,854

SHAREHOLDERS’ EQUITY (per related statement)	892,414	828,960

Total Liabilities and Shareholders’ Equity	2,130,366	2,029,814

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 2)	09.30.09 (Notes 1 and 2)
Revenues:
Leases and services	122,820	91,589
Others	7,490	—

Total revenues	130,310	91,589

Costs:
Leases and services (Exhibit H)	(27,938)	(27,524)
Others (Exhibit F)	(3,652)	—

Total costs	(31,590)	(27,524)

Gross profit:
Leases and services	94,882	64,065
Others	3,838	—

Total gross profit	98,720	64,065

Selling expenses (Exhibit H)	(6,271)	(3,812)
Administrative expenses (Exhibit H)	(13,819)	(8,273)

Subtotal	(20,090)	(12,085)

Operating income	78,630	51,980

Net income on equity investees (Note 6)	13,968	3,179
Amortization of negative goodwill, net	240	241
Financial gain (loss) generated by assets:
Interest	2,340	3,167
Foreign currency exchange gain	7,011	299
Other holding results	(8,249)	4,026

Subtotal	1,102	7,492

Financial gain (loss) generated by liabilities:
Interest	(20,183)	(24,855)
Foreign currency exchange loss	(4,421)	(7,407)
Other financial expenses	—	(1,558)

Subtotal	(24,604)	(33,820)

Total financial results, net (Note 3.m)	(23,502)	(26,328)

Other income (expenses), net (Note 3.n)	(193)	(275)

Income before taxes	69,143	28,797

Income tax expense (Note 12)	(5,689)	(10,338)

Net income for the period	63,454	18,459

Basic net income per share (Note 3.o))	0.0811	0.0236

Diluted net income per share (Note 3.o))	0.0255	0.0089

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Reserved earnings				Retained earnings	Shareholders’ equity
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total	Appraisal revaluation (Note 2.4)	Voluntary reserve for general purposes	Legal reserve (Note 13)	Reserve for new developments
Balances as of 06.30.09	78,206	84,621	522,805	685,632	3,953	15,734	20,090	62,509	(22,060)	765,858

Net income for the period	—	—	—	—	—	—	—	—	18,459	18,459

Balances as of 09.30.09	78,206	84,621	522,805	685,632	3,953	15,734	20,090	62,509	(3,601)	784,317

Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	—	—	(56,000)	—	(56,000)
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(15,734)	—	(6,326)	22,060	—
Net income for the nine-month period beginning on October 1, 2009 and ended June 30, 2010	—	—	—	—	—	—	—	—	100,643	100,643

Balances as of 06.30.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	119,102	828,960

Net income for the period	—	—	—	—	—	—	—	—	63,454	63,454

Balances as of 09.30.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	182,556	892,414

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 2)	09.30.09 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	39,685	15,353
Cash and cash equivalents as of the end of period	220,243	14,718

Net increase (decrease) in cash and cash equivalents	180,558	(635)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	63,454	18,459
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	4,550	7,442
Accrued Interests	17,453	—
Depreciation of fixed assets	20,445	20,098
Amortization of intangible assets	891	7
Loss on intangible assets retired	8,262	—
Charge of provision for contingencies	275	1,115
Amortization of negative goodwill, net	(240)	(241)
Loss on fixed assets retired	6	221
Provision for Directors’ fees	6,208	2,414
Provision for tax on personal assets of shareholders	83	116
(Income) loss on equity investees	(13,968)	(3,179)
Loss from derivative financial instruments	—	1,558
Allowance for doubtful accounts	1,049	810
Income tax	5,689	10,338
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
Decrease (Increase) in accounts receivable	16,182	(3,190)
(Increase) Decrease in other receivables and prepaid expenses	(3,194)	16,791
(Increase) Decrease in inventory	(61)	159
Decrease in trade accounts payable	(7,549)	(2,575)
Increase in customer advances	3,937	6,275
Decrease in salaries and social security payable	(2,983)	(4,208)
Decrease in taxes payable	(7,811)	(34,615)
Decrease in other liabilities	(1,190)	(576)
Decrease in provisions	(275)	(30)
Decrease in accrued interest	—	20,515

Net cash provided by operating activities	111,213	57,704

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10 (Notes 1 and 2)	09.30.09 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
(Acquisition) Decrease in investments	(8,152)	15,193
Acquisition of undeveloped parcels of land and other real estate	(50)	(486)
Acquisition of fixed assets	(6,437)	(1,421)
Advances for purchase of Arcos del Gourmet S.A.´s shares	(783)	—
Irrevocable contributions in related parties	(1,175)	(18,855)
Loans granted to related parties	(1,715)	—
Collection of receivables from related parties	15,362	6,580
Loans granted	—	(250)
Proceeds from sale of affiliated companies’ shares	83,556	—
Proceeds from sale of property	2,652	—
Increase in cash from merger	—	3,592

Net cash used in investing activities	83,258	4,353

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of loans for purchase of companies	(4,216)	—
Payment of loans granted by related parties	—	(1,027)
Proceeds from related parties loans	1,778	2,500
Proceeds from short-term bank loans	—	39,500
Payment of interests	(11,476)	(11,768)
Payment of loans	—	(39,500)
Proceeds from (Payment of) advances in current account	—	(52,397)

Net cash (used in) financing activities	(13,914)	(62,692)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	180,557	(635)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10	09.30.09
Supplemental cash flow information Cash paid during the year for:
– Interest	11,476	11,768
– Income tax	3,996	482

Non-cash activities:
– Increase in other liabilities through an increase in equity investment	—	106
– Decrease in equity investments through an increase in other receivables and prepaid expenses.	—	6,782
– Financial cost charged to equity investments	1,470	—
– Increase in fixed assets through a increase in short and long-term debt	53,896	—
– Increase in goodwill through a decrease in non current investments	—	12,563
– Increase in equity investment through a decrease in other liabilities	961	—
– Increase in taxes payable through a decrease in equity investments	—	8,141
– Increase in fixed assets through a decrease of equity investments	—	27,919
– Decrease in inventory through a decrease in customer advances	1,920	—
– Decrease in equity investment through a decrease in other liabilities	21,252	—

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.10	09.30.09
Merger of subsidiary company
– Investments	—	(1,958)
– Accounts receivable	—	(34,409)
– Inventory	—	(254)
– Other receivables and prepaid expenses	—	(2,230)
– Equity investments	—	(915)
– Fixed assets	—	(291,065)
– Goodwill	—	2,509
– Trade accounts payable	—	3,702
– Customer advances	—	47,440
– Salaries and social security payable	—	2,188
– Taxes payable	—	33,347
– Other liabilities	—	11,515
– Provisions	—	2,125

– Net asset value incorporated by merger not affecting cash	—	(228,005)

– Increase in cash from the merger	—	(3,592)

– Net asset value incorporated by merger	—	(231,597)

– Equity method prior to merger	—	231,597

– Value incorporated by merger	—	—

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF THE FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the three-month periods ended September 30, 2010 and 2009 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the three-month periods ended September 30, 2010 and 2009 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

1.	Comparative information

The comparative information at June 30, 2010 and September 30, 2009 included in these unaudited financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: (Continued)

rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Mutual funds have been valued at quotation value at period/year - end.

Mortgage bonds have been valued at quotation value at period/year - end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents.

See the breakdown of current investments in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Exhibit C.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.m.iii), as of the closing date of these unaudited financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period/year-end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at period/year-end.

See the breakdown of investments in underveloped parcels of land in Exhibit D.

3.	Inventory

Inventories in general have been valued at original cost. Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 disclosed at those values resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/year—end.

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been considered to be non recoverable (See note 8.m.iii)).

6.	Goodwill

6.1.	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization have been classified in Net income (loss) on equity investees in the Statements of Income.

Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

6.2.	Negative goodwill

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A. (see Note 8.h)), company which had been merged with such companies as from January 1st, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE  2: (Continued)

Amortization of negative goodwill disclosed in equity investments is shown in Net income (loss) on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in Amortization of goodwill in the Statements of Operations.

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal period/year – end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

10.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period/year – end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal period/year – end.

11.	Other receivables and liabilities

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at each fiscal period/year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and provisions

-	For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-	For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period are detailed in Exhibit E.

14.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

15.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized the MPIT accrued over the period/year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

16.	Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

17.	Revenue recognition

17.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

17.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

18.	Results for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the period are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.10	06.30.10
Cash in local currency	247	263
Cash in foreign currency (Exhibit G)	92	96
Bank accounts in local currency	8,156	3,157
Bank accounts in foreign currency (Exhibit G)	12,009	14,687

Total cash and banks	20,504	18,203

b)	Accounts receivable, net:

	09.30.10	06.30.10
Current
Checks to be deposited	51,880	51,843
Leases and services receivable (Exhibit G)	35,772	41,334
Debtors under legal proceedings	31,040	29,782
Related parties (Note 5) (Exhibit G)	24,460	40,741
Pass-through expenses receivable	18,000	17,323
Notes receivable (Exhibit G)	2,140	2,256
Mortgages receivable Torres of Abasto	753	563
Credit cards receivable	379	90
Allowance for doubtful accounts (Exhibit E)	(35,554)	(34,935)

Total	128,870	148,997

Non-current
Leases and services receivable (Exhibit G)	—	417
Notes receivable (Exhibit G)	—	324
Mortgages receivable Torres of Abasto	—	154

Total	—	895

Total accounts receivable, net	128,870	149,892

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

c)	Other receivables and prepaid expenses, net:

	09.30.10	06.30.10
Current
Prepaid expenses (Exhibit G)	21,246	14,250
Other tax credits – Gross revenue tax	3,928	2,227
Related parties (Note 5) (Exhibit G)	3,422	32,258
Prepaid services	1,069	894
Others (i)	1,668	1,548

Total	31,333	51,177

Non-current
Related parties (Note 5)	14,315	—
Mortgage receivables	2,208	2,208
Prepaid gross revenue tax	770	730
Prepaid expenses	748	1,323
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)

Total	15,833	2,053

Total other receivables and prepaid expenses, net	47,166	53,230

(i)	Includes deposits which are restricted (see Note 7.a)).

d)	Inventory:

	09.30.10	06.30.10
Current
Rosario plot of land (Note 8.o.ii))	6,449	8,728
Torres Rosario (Note 8.d))	3,379	3,379
Carlos Gardel plot of land	—	1,698
Others	527	466

Total	10,355	14,271

Non-current
Torres Rosario under construction (Note 8.d))	7,644	7,644

Total	7,644	7,644

Total inventory	17,999	21,915

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

e)	Negative goodwill, net:

	09.30.10	06.30.10
Empalme S.A.I.C.F.A. y G.	(8,291)	(8,450)
Mendoza Plaza Shopping S.A.	(5,580)	(5,661)

Total negative goodwill, net	(13,871)	(14,111)

f)	Trade accounts payable:

	09.30.10	06.30.10
Current
Accruals (Exhibit G)	29,595	31,867
Suppliers (Exhibit G)	17,806	14,569
Related parties (Note 5) (Exhibit G)	11,502	20,005
Others	128	128

Total	59,031	66,569

Non-current
Suppliers	84	95

Total	84	95

Total trade accounts payable	59,115	66,664

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

g)	Short-term and long-term debt:

	30.09.10	30.06.10
Current

– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	121,523	121,336
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	17,895	6,597
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	5,465	9,511
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	3,740	8,291
Deferred debt costs	(985)	(1,188)
Interests from acquisition of Soleil Factory goodwill (Note 8.b)) (Exhibit G)	609	—

Total	148,247	144,547

Non-current
– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	495,165	491,831
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	187,023	185,653
Loan from acquisition of Soleil Factory (Note 8.b)) (Exhibit G)	53,896	—
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	3,679	3,591
Interests from acquisition of Soleil Factory goodwill (Note 8.b)) (Exhibit G)	48	—
Deferred debt costs	(2,796)	(2,930)

Total	737,015	678,145

Total short-term and long-term debt	885,262	822,692

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

h)	Salaries and social security payable:

	09.30.10	06.30.10
Provision for annual complementary salary, vacation and bonuses	5,054	10,878
Social security payable	3,344	1,982
Others (i)	1,706	227

Total salaries and social security payable	10,104	13,087

(i)	As of September 30, 2010 includes debt related with the compensation plan for executive management. (See Note 14).

i)	Taxes payable:

	09.30.10	06.30.10
Current
Provision for income tax, net	32,817	32,817
Value Added Tax (VAT) payable, net	6,021	5,504
Gross revenue tax withholdings	2,910	2,470
Income tax withholdings	1,617	844
Tax amnesty plan for income tax payable	1,550	1,502
Tax amnesty plan for gross revenue tax payable	339	332
Provision for tax on personal assets of Shareholders	250	167
Provision for gross revenue tax	199	721
Other taxes payable	165	144
Other tax withholdings	1	2

Total	45,869	44,503

Non-current
Tax amnesty plan for income tax payable	18,042	18,447
Provision for income tax, net	15,273	—
Tax amnesty plan for gross revenue tax payable	881	968
Deferred income tax (Note 12)	344	18,530

Total	34,540	37,945

Total taxes payable	80,409	82,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

j)	Customer advances:

	09.30.10	06.30.10
Current
Admission rights	43,483	42,175
Lease advances (Note 8.p))	17,282	17,610
Customer advances (Note 8.o)) (Exhibit G)	15,095	15,402
Guarantee deposits (Exhibit G)	1,755	1,807
Related parties (Note 5)	59	402

Total	77,674	77,396

Non-current
Admission rights	47,399	45,530
Lease advances (Note 8.p))	22,521	22,651

Total	69,920	68,181

Total customer advances	147,594	145,577

k)	Other liabilities:

	09.30.10	06.30.10
Current
Provision for Directors’ fees, net of advances (Note 5)	15,188	8,980
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	3,556	3,529
Contributed leasehold improvements (Note 8.q))	451	462
Withholdings and guarantee deposits	439	439
Related parties (Note 5)	291	67
Below market leases	11	11
Equity investments (Exhibit C)	—	961
Advance for sale of Tarshop S.A.’s shares (Exhibit G)	— —	21,070 583
Others

Total	19,936	36,102

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

	09.30.10	06.30.10
Non-current
Contributed leasehold improvements (Note 8.q))	9,396	9,502
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	2,531	3,322
Below market leases	138	141
Directors’ guarantee deposits (Note 5)	12	12
Related parties (Note 5)	16,067	13,919

Total	28,144	26,896

Total other liabilities	48,080	62,998

l)	Provisions:

	09.30.10	06.30.10
Non-current
Provision for contingencies (Exhibit E)	7,388	7,388

Total provisions	7,388	7,388

m)	Financial results, net:

	09.30.10	09.30.09
Generated by assets:
Interest income from past-due receivables	1,065	1,721
Mortgage loans interest Torres de Abasto	12	15
Results from financial investments (Note 5)	754	781
Other interest	509	650

Subtotal interest	2,340	3,167

Foreign currency exchange gain	7,011	299

Other holding results	(8,249)	4,026

Financial gain generated by assets	1,102	7,492

Generated by liabilities:
Financial expenses (Note 5)	(18,906)	(21,743)
Other interest	(4)	(4)
Interest on taxes payable	(1,273)	(3,108)

Subtotal interest	(20,183)	(24,855)

Foreign currency exchange loss (Note 5)	(4,421)	(7,407)

Loss from derivative financial instruments (Note 5)	—	(1,558)

Subtotal other financial expenses	—	(1,558)

Financial loss generated by liabilities	(24,604)	(33,820)

Total financial results, net	(23,502)	(26,328)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

n)	Other income (expenses), net:

	09.30.10	09.30.09
Tax on personal assets of Shareholders (Note 5)	(83)	(116)
Charge for donations (Note 5)	(91)	(20)
Others	(19)	(139)

Total other income (expenses), net	(193)	(275)

o)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	09.30.10 (in thousands)	09.30.09 (in thousands)
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,638,594	2,575,309

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	09.30.10	09.30.10
Net income for calculation of basic earnings per share	63,454	18,459
Interest – Convertible Notes	4,696	4,567
Foreign currency exchange loss on Convertible Notes	1,343	2,194
Income tax	(2,113)	(2,366)

Net income for calculation of diluted earnings per share	67,380	22,854

Basic net earnings per share	0.0811	0.0236
Diluted net earnings per share	0.0255	0.0089

On October 7, 2010, holders of SCB convertible into APSA shares exercised their conversion rights issuing 477,544,197 shares of common stock with a face value of USD 15.5 million. As from the conversion, the number of Company’s shares is 1,259,608,411.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: COMMON STOCK

As of September 30, 2010, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of convertible notes. On October 7, 2010 a new conversion into shares has been made, reaching 1,259,608,411 shares at the date of these unaudited financial statements (See Note 9. a)).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	09.30.2010
	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non Current	Trade accounts payable – Current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non current
Arcos del Gourmet S.A. (2)	—	850	415	600	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	1	214	—	—	—	—	—	—	—	—
Cactus S.A. (4)	—	17	—	—	(3)	—	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	—	—	—	—	—	—	—	—	—
Conil S.A. (2)	—	37	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	5	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	783	—	—	(9,035)	—	(606)	(19,800)	—	—
Cyrsa S.A. (8)	—	148	—	—	(206)	—	—	—	—	—
Directors	—	2	5	—	—	—	(1)	(68)	(15,188)	(12)
Emprendimiento Recoleta S.A. (2)	—	790	—	—	(706)	—	(12,227)	—	(143)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	(296)	—	—	—	—	—
Fibesa S.A. (2)	—	2,840	—	—	—	—	—	—	—	(16,067)
Fundación IRSA (5)	—	3	—	—	—	—	—	—		—
Futuros y Opciones S.A. (1)	—	5	—	—	(6)	—	—	—		—
IRSA Interntacional LLC (6)	—	—	49	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	973	—	—	(916)	(59)	(21,496)	(295,960)	—	—
Llao llao Resorts S.A. (6)	—	10	—	—	(39)	—	—	—	—	—
Metroshop S.A. (12)	—	—	700	—	—	—	—	—	—	—
Museo de los Niños (5)	—	909	—	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A (6).	—	—	—	—	(1)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	16,763	34	—	(284)	—	—	—	(53)	—
Parque Arauco S.A. (10)	—	—	—	—	—	—	(1,225)	(61,271)	—	—
Personnel	—	—	1,509	—	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	3	35	—	—	—	—	—	(95)	—
Tarshop S.A. (11)	—	108	675	13,715	—	—	—	—	—	—

Total	1	24,460	3,422	14,315	(11,502)	(59)	(35,555)	(377,099)	(15,479)	(16,079)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	06.30.2010
	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Trade accounts payable – Current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non current
Arcos del Gourmet S.A. (2)	—	501	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	242	350	—	—	(343)	—	—	—	—
Cactus S.A. (4)	—	17	—	(3)	—	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	2	—	—	—	—	—	—	—
Conil S.A. (2)	—	36	—	—	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	3	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	1,161	4,854	(16,232)	—	(215)	(19,655)	—	—
Cyrsa S.A. (8)	—	146	—	(206)	—	—	—	—	—
Directors	—	2	5	—	—	(3)	(68)	(8,980)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,219	—	(729)	—	(12,206)	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(238)	—	—	—	—	—
Fibesa S.A. (2)	—	1,293	—	—	—	—	—	(45)	(13,919)
Fundación IRSA (5)	—	3	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	7	—	(6)	—	—	—	—	—
IRSA Interntacional LLC (6)	—	—	47	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	3,729	—	(2,163)	(59)	(20,720)	(293,890)	—	—
Llao llao Resorts S.A. (6)	—	10	—	(40)	—	—	—	—	—
Museo de los Niños (5)	—	1,083	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A (6).	—	—	—	(6)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	27,439	—	(272)	—	—	—	(22)	—
Parque Arauco S.A. (10)	—	—	—	—	—	(2,716)	(60,822)	—	—
Personnel	—	—	1,391	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	22	—	—	—	—	—	—	—
Tarshop S.A. (2)	—	3,718	25,961	(100)	—	—	—	—	—

Total	242	40,741	32,258	(20,005)	(402)	(35,860)	(374,435)	(9,047)	(13,931)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	09.30.2010
	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
Shareholders	—	—	—	—	—	—	(83)	—
Arcos del Gourmet S.A. (2)	—	264	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	—	(389)	—	(9,295)
Directors	—	—	—	(6,810)	—	(2)	—	—
Emprendimiento Recoleta S.A. (2)	—	36	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(539)	—	—	—	—
Fibesa S.A. (2)	—	41	(306)	—	—	(313)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	—	(1,021)	—	(9,042)	—	322
Panamerican Mall S.A. (2)	—	1,514	—	—	—	—	—	—
Parque Arauco S.A. (10)	—	—	—	—	—	(1,978)	—	—
Personnel	—	—	—	—	34	—	—	—
Shopping Neuquén S.A. (2)	—	—	—	—	14	—	—	—
Tarshop S.A. (11)	80	—	—	—	675	—	—	—

Total	80	1,855	(306)	(8,370)	723	(11,724)	(83)	(8,973)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	09.30.2009
	Income from leases	Other Revenue	Administrative expenses	Financial loss generated by liabilities	Financial gain generated by assets	Other income (expenses), net	Shared services - salaries and bonuses
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(1,261)	(10,501)	—	—	89
Parque Arauco S.A. (10)	—	—	—	(2,215)	—	—	—
Tarshop S.A. (11)	172	—	—	—	682	—	60
Fibesa S.A. (2)	—	41	—	(542)	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(99)	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	(2,172)	—	—	(107)
Directors	—	—	(2,809)	(2)	—	—	—
Personnel	—	—	—	—	22	—	—
Fundación IRSA (5)	—	—	—	—	—	(20)	—
Shareholders	—	—	—	—	—	(116)	—
Emprendimiento Recoleta S.A. (2)	—	36	—	—	—	—	—

Total	172	77	(4,169)	(15,432)	704	(136)	42

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Subsidiary.
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A.
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Shareholder.
11.	Affiliated Company/Subsidiary (See Note 8.m.III))
12.	Subsidiary consolidated using the proportional consolidation method.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	09.30.10	09.30.09
Income on equity investees	15,441	4,602
Amortization of goodwill and higher values	(1,473)	(1,423)

Total	13,968	3,179

NOTE 7: RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of September 30, 2010, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments. (See note 3.c)).

b)

As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2010 amounts to Ps. 36,938 (disclosed in other Non-current investments - Undeveloped parcels of land). (See Exhibit D).

c)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Exhibit A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7: (Continued)

d)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. (APSA) resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the financial trust was made. At present, such financial trust is in the process of liquidation.

e)	As regards the barter commitment described in Note 8.f) the delivery and title deed of Air space Coto is compromised. (See Exhibit D).

f)	The fixed assets account include the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL ll Inc. (See Note 8.p)).

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, Alto Palermo S.A. (APSA) acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock establishing the price for the shares representing 40% of the company’s capital stock and votes at USD 4.3 million and for the remaining 40% at a fixed price of USD 0.84 million and a variable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

The remaining unpaid balance as of the date of these unaudited financial statements is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Long-term debt” and (ii) 20% of the investment required to carry out the project that will be paid off upon the possible increase of the capital required to develop the project, up to the amount of USD 6.9 million disclosed in “Short-term debt”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of USD 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,596 registered nonendorsable shares of common stock were issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that the subscribed amount would be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million should be paid up in cash within three working days as from executing the agreements. On July 14, 2010, shares pending subscription were subscribed for a total of Ps. 0.256 million. To date, total capital increase resolved by the Shareholders’ Meeting of February 17, 2010, has been fully subscribed and paid in.

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at USD 1.4 million. The option price is USD 0.4 million, out of which Ps. 0.3 million had been cancelled as of September 30, 2010. The amount maturing on October 30, 2010 has been cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is USD 20.7 million of which USD 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference took place on July 1, 2010, the remaining amount of USD 13.6 million accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

On July 1 st, 2010, Alto Palermo S.A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”, becoming operational on such date. The goodwill mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Considering the goodwill value structure, the Company has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

Furthurmore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 223 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. The Company has recorded this transaction as non-current investments. (Exhibit D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. (APSA) paid USD 0.015 million and established certain guarantees in favor of the Company.

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Such transactions are disclosed in inventory (Note 3.d)).

e)	Beruti plot of land

On June 24, 2008, the Company acquired the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The transaction was executed for a total price of USD 17.8 million, which has been fully cancelled. Such plot of land is disclosed in non-current investments - Undeveloped parcels of land (See Exhibit D).

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of USD 10.7 million payable upon granting the title deed.

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT S.A. advanced payment of USD 10.7 million by means of a transfer to a Company’s account, while it remains to be executed the title deed to the plot of land mentioned above, which should be carried out within 30 days as from complying with the condition mentioned in the preceding paragraph.

f)	Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A. (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which Alto Palermo S.A. (APSA), which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighbourhood.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give Alto Palermo S.A. (APSA) an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver Alto Palermo S.A. (APSA) a number of storage units equivalent to 25% of all storage units in the future building.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay Alto Palermo S.A. (APSA) the amount of USD 0.1 million and would carry out the works at the parking spaces that Alto Palermo S.A. (APSA) would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which Alto Palermo S.A. (APSA) notifies Cyrsa the compliance of the conditions precedent.

The total amount of the transaction between Cyrsa and Alto Palermo S.A. (APSA) total USD 5.9 million.

Such investment is disclosed in non-current investments - Undeveloped parcels of land (See Exhibit D).

g)	Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets (Exhibit A).

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

h)	Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the Company’s merger with Shopping Alto Palermo S.A. as from July 1 st, 2009, Alto Palermo S.A. (APSA) being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

i)	Purchase of Fibesa S.A.’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. (APSA) sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. (APSA) owns 95% of the company’s capital stock and Shopping Alto Palermo S.A. owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A., as mentioned in subsection h) of this note, Alto Palermo S.A. (APSA) is the owner of 99.99996% of the company’s shares.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

j)	Merger between Comercializadora Los Altos S.A. and Fibesa S.A.

The Extraordinary and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger with Comercializadora Los Altos S.A. as from July 1st, 2009. Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course. Finally, on August 23, 2010, the Public Registry of Commerce approved the merger.

k)	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is at the completion stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A.

l)	Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. (APSA) and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed-upon price stood at USD 0.29 million, which has been fully cancelled at previous year end.

As a result of the previously mentioned agreement, Alto Palermo S.A. (APSA) becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. becomes the owner of the remaining 2.5%.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

m)	Several transactions related to Tarshop S.A.

i)	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$2.2 million, of which US$0.8 million was payable at execution date and the remaining US$1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013

ii)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%

During January 2010, the Company acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding

iii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

n)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its holdings of the Company’s convertible notes.

The offer that was subject to certain conditions initially expired on August 31, 2010.

The offer was set a fixed price of USD 126 million of which IRSA already advanced a non-reimbursable amount of USD 6 million to Parque Arauco.

On September 21, 2010, IRSA exercised the purchase option. On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased by settling the full agreed-upon amount. As from then, IRSA hold a 94.89% equity interest in Alto Palermo S.A. (APSA).

ñ)	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

The equity investment with Metroshop S.A. as of the period/year—end is disclose at Equity Investments (Exhibit C).

o)	Sale of properties

i)	Guaymallén plot of land

On March 26, 2010, the Company executed an agreement of purchase without possession by which the Company sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at USD 0.3 million, out of which USD 0.2 million was collected as prepayment while the remaining balance was settled together with the execution of the title deed on June 24, 2010.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

ii)	Rosario plot of land

On April 14, 2010, Alto Palermo S.A. (APSA) received an irrevocable offer subject to compliance with a condition precedent (passing the amendment to Ordinance 8080), by which Alto Palermo S.A (APSA) sells the lot designated as 2 A of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the streets Thedy, Junín and Caseros Avenue. The transaction price was fixed at USD 4.2 million, out of which USD 1.05 million was collected. The remaining balance will be settled upon executing the title deed.

On May 3, 2010, Alto Palermo S.A. (APSA) subscribed an irrevocable offer to sell the lot designated as 2 E of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the street Rotonda Ingeniero G. Venesia and Caseros Avenue. On September 29, 2010, the title deed was executed.

The transaction price stood at USD 1.4 million, payable as follows: USD 0.35 million on May 3, 2010; USD 0.35 million upon executing the title deed and USD 0.73 million on May 30, 2011, plus interest at 14% to be accrued as from the date the title deed is executed.

The lots subject to these transactions have been recorded to the inventory account (Note 3.d)).

To secure the outstanding price amount, the building has been mortgaged.

p)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8) to the Unaudited Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of September 30, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j).

q)	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period/year-end the amount pending of accrual is disclosed in Other liabilities - Contributed leasehold improvements (see Note 3.k).

NOTE 9: ISSUANCE OF NOTES

a)	Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

-	Issue currency: US dollars.
-	Due date: On July 19, 2014.
-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.
-	Payment currency: US dollars or its equivalent in pesos.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.
-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2010 holders of Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Fv. Ps. 0.1 face value each, as disclosed in Note 4.

As of September 30, 2010, Convertible Notes amounted to USD 47.2 million.

On July 19, 2010, Alto Palermo S.A. settled the interest installment related to the Notes convertible into shares of USD 50 million, falling due in July 2014, for USD 2.4 million.

On October 7, 2010, the holders of Notes convertible into APSA´s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for USD 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of September 30, 2010 total Series I and Series II Notes repurchased by the Company amount to USD 5 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of September 30, 2010 IRSA Inversiones y Representaciones Sociedad Anónima was the holder of Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 33.2

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

million. On October 12, 2010 IRSA sold Serie I Notes. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances are included within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of September 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps 12 million. (See Note 8.m.iii))

NOTE 10: NEGATIVE WORKING CAPITAL

As of June 30, 2010, the Company carried a working capital deficit of Ps. 127,144, which was reversed as of the closing of these unaudited financial statements.

NOTE 11: BONUS TO THE MANAGEMENT

The Regular and Special Shareholders’ Meeting held on October 29, 2010, ratified the payment of the bonus for the Company’s Management. Its calculation has been ratified estimating it as from this year as 1% of the Company’s shareholders’ equity. Ratifying the delegation on to the Board of Directors the implementation, percentage allocation, time and form of execution.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the period	Balances at the end of the period/year
Cash and banks	(59)	(149)	(208)
Accounts receivable, net	2,626	216	2,842
Other receivables and prepaid expenses, net	(1,812)	(24)	(1,836)
Inventory	(2,722)	761	(1,961)
Fixed assets, net	(13,762)	3,096	(10,666)
Other investments, net	(36,117)	(804)	(36,921)
Short-term and long-term debt	(1,441)	117	(1,324)
Customer advances	30,596	1,118	31,714
Salaries and social security payable	722	103	825
Other liabilities	—	(624)	(624)
Provisions	2,586	—	2,586
Tax loss carryforwards	853	14,376	15,229

Total net deferred tax liabilities	(18,530)	18,186	(344)

The detail of income tax accumulated losses not expired that have not yet been used as of period/fiscal year - end amount to Ps. 43,511 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	955	06.30.2013
06.30.2009	317	06.30.2014
09.30.2010	41,074	06.30.2016

	43,511

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of September 30, 2010 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 92,681, approximately, which should be charged to results of previous years for Ps. 98,654 (loss) and to results of the fiscal year for Ps. 5,973 (loss).

(ii)	a decrease in assets for equity investments of Ps. 1,891, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 1,954 (loss) and to results of the period for Ps. 63 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	20,447	1,073
2011	7,391	252
2012	7,391	252
2013	7,391	252
2014	7,391	62
2015	7,391	—
2015 and higher	35,279	—

	92,681	1,891

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	09.30.10	09.30.09
Net income for the period (before income tax)	69,143	28,797
Current income tax rate	35%	35%

Income for the period at the tax rate	24,200	10,079
Permanent differences at the tax rate:
-Adjustment for inflation (2)	2,860	2,766
-Amortization of intangible assets	7	1
-Amortization of higher values	431	121
-Amortization of higher values fixed assets	181	—
-Difference between tax return and provision	(2,049)	(1,379)
-PPA deferred	(151)	—
-Donations	31	—
-Non-deductible expenses	29	41
-Results on equity investees	(19,850)	(1,291)

Total income tax charge for the period (1)	5,689	10,338

(1)	Includes Ps. (18,186) related to deferred tax and Ps. 23,875 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the income tax for the period determined for fiscal purposes:

Items	09.30.10	09.30.09
Income tax charge in accounting records	5,689	10,338
– Temporary differences
– Increases
Cash and banks	(149)	—
Other investments, net	(804)	(553)
Accounts receivable, net	216	2,548
Provisions	—	1,123
Other receivables and prepaid expenses, net	(24)	—
Fixed assets, net	—	(9,776)
Other liabilities	(624)	—
Customers advances	1,118	9,028
Salaries and social security payable	103	512
Tax loss carryforwards	14,376	—
– Reversions
Cash and banks	—	19
Other receivables and prepaid expenses, net	—	1,157
Inventory	761	99
Fixed assets	3,096	—
Short-term and long-term debt	117	66
Other liabilities	—	317
Tax loss carryforwards	—	(4,910)

Income tax for fiscal purposes	23,875	9,968

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of September 30, 2010 the Company’s contributions paid during the period amount to Ps. 1,181.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 16:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards.

NOTE 17:	SUBSEQUENT EVENTS

a)	On October 29, 2010, the Regular and Special Shareholders’ meeting was held and by majority it approved:

i)	Early payment of dividends provided by the Board of Directors for Ps. 113,000 and appropriating 5% of the net income for the year, that is to say, Ps. 5,955 to the legal reserve and the remainder, or Ps. 147 to the “Voluntary Reserve for General Purposes” account.

ii)	Compensations to the Board of Directors for the amount of Ps. 21,840; (b) empower the Board of Directors to (i) assign and distribute on a timely base, according to the specific tasks previous carried out by its members, (ii) make monthly salary advances ad referendum of the upcoming regular shareholders’ meeting and (c) express delegation on the Board of Directors the timely consideration, approval and assignment of the Audit Committee’s budget.

iii)	Not to pay the compensation to the Supervisory Committee.

iv)	Ratifying payment of a bonus for the Company’s Management as provided by the shareholders’ meeting of October 29, 2009. Ratifying the base to calculate the 1% application. Ratifying the delegation on to the Board of Directors the implementation, percentage allocation, time and form of execution. The delegation on the Board of Directors to distribute 1% (one percent) from the Company’s shareholders’ equity, implementation, individual assignment, time and form of execution until the next shareholders’ meeting, were approved by majority.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 17: (Continued)

b)	On November 4, 2010, Alto Palermo S.A. (APSA) acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period beginning on July 1, 2010 and ended September 30, 2010 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

Items	Original Values						Depreciation								Net carrying value as of 09.30.10	Net carrying value as of 06.30.10
	Value as of beginning of year		Increases	Decreases	Transfers	Value as of end of the year	Accumulated as of beginning of period/year	Rate %		Increases	Decreases		For the period/ year	Accumulated as of end of the period/ year
													Amount
Shopping centers:
- Abasto	255,551		—	—	15	255,566	97,535	(	*)	—	—		1,994	99,529	156,037	158,016
- Alto Avellaneda	197,749		84	—	52	197,885	124,933	(	*)	—	—		3,474	128,407	69,478	72,816
- Paseo Alcorta	131,521		48	—	46	131,615	61,857	(	*)	—	—		1,296	63,153	68,462	69,664
- Patio Bullrich	168,820		—	—	1,412	170,232	80,419	(	*)	—	—		1,977	82,396	87,836	88,401
- Alto Noa (Note 7.c))	44,092		139	—	8	44,239	22,558	(	*)	—	—		626	23,184	21,055	21,534
- Alto Rosario	92,627		9	—	59	92,695	13,884	(	*)	—	—		663	14,547	78,148	78,743
- Alto Palermo	327,190		25	—	61	327,276	192,327	(	*)	—	—		5,346	197,673	129,603	134,863
- Mendoza Plaza	125,104		10	—	322	125,436	45,283	(	*)	—	—		1,129	46,412	79,024	79,821
- Cordoba Shopping – Villa Cabrera	97,274		6	—	2,163	99,443	30,714	(	*)	—	—		1,188	31,902	67,541	66,560
- Soleil Factory (4)	—		57,345	—	25,663	83,008	—	(	*)	—	—		553	553	82,455	—
Other properties	20,911		—	—	—	20,911	2,500	(	*)	—	—		158	2,658	18,253	18,411
Leasehold improvements	8,023		—	—	—	8,023	6,471	(	*)	—	—		352	6,823	1,200	1,552
Facilities	39,930		96	—	979	41,005	26,339	10		—	—		608	26,947	14,058	13,591
Furniture, fixtures and equipment	24,287		460	—	216	24,963	16,007	10		—	—		525	16,532	8,431	8,280
Vehicles	291		—	—	—	291	272	33		—	—		1	273	18	19
Computer equipment	20,213		196	—	92	20,501	18,905	33		—	—		294	19,199	1,302	1,308
Software	9,054		52	—	254	9,360	7,729	20		—	—		261	7,990	1,370	1,325
Suppliers advances	28,193		1,563	—	(26,766)	2,990	—	—		—	—		—	—	2,990	28,193
Work in progress:
- Rosario	47		—	—	(47)	—	—	—		—	—		—	—	—	47
- Patio Bullrich	1,237		—	—	(1,237)	—	—	—		—	—		—	—	—	1,237
- Alcorta	999		162	(5)	(190)	966	—	—		—	—		—	—	966	999
- Abasto	425		16	—	(317)	124	—	—		—	—		—	—	124	425
- Avellaneda	638		—	—	(183)	455	—	—		—	—		—	—	455	638
- Alto Noa	36		1	—	(8)	29	—	—		—	—		—	—	29	36
- Office property	305		88	—	(254)	139	—	—		—	—		—	—	139	305
- Alto Palermo Shopping	121		8	—	(70)	59	—	—		—	—		—	—	59	121
- Mendoza Plaza Shopping	730		25	—	(322)	433	—	—		—	—		—	—	433	730
- Cordoba Shopping – Villa Cabrera	2,398		—	—	(1,948)	450	—	—		—	—		—	—	450	2,398

Total as of 09.30.10	1,597,766		60,333	(5)	—	1,658,094	747,733	—		—	—	(1)	20,445	768,178	889,916	—

Total as of 06.30.10	1,001,925	(2)	578,942	(17,633)	34,532	1,597,766	405,619	—	(3)	257,415	3,940		80,759	747,733	—	850,033

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps. 119 that are recovered from tenants.
(2)	Includes Ps. 563,316 incorporated by merger (see Note 8.h)).
(3)	Incorporated by merger (see Note 8.h)).
(4)	See Note 8.b).

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period beginning on July 1, 2010 and ended September 30, 2010 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Value as of beginning of year	Original values				Amortizations							Net as of 09.30.10	Net as of 06.30.10
		Increases		Decreases	Value as of end of the period/year	Accumulated as of beginning of year		Decreases	Rate %		For the period/ year Amount	Accumulated as of end of the period/ year

Non-compete agreement (Note 8.m.i))	12,174	—	(2)	(12,174)	—	3,043	(2)	(3,912)	3.57		869	—	—	9,131
Trademarks	907	—		—	907	525		—	10		22	547	360	382

Total as of 09.30.10	13,081	—		(12,174)	907	3,568		(3,912)	—	(1)	891	547	360	—

Total as of 06.30.10	495	12,586		—	13,081	472		—	—		3,096	3,568	—	9,513

(1)	The amortization charge is disclosed in Exhibit H.
(2)	The decreases are discloused in Finacial results

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of September 30 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.2010	Value recorded as of 06.30.2010	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Tarshop S.A. – Equity value (2)		26,759,288	33,492	143,348	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	09.30.10	133,796	24,112	151,456	20%
Tarshop S.A. – Goodwill	1		—	6,740
Tarshop S.A. – Higher Investment value			—	676
Tarshop S.A. – Allowance for recognition of investments at recoverable value (5)			—	(19,070)

Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	22,814	21,745	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	09.30.10	25,054	1,991	42,498	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(241)	(262)

Shopping Neuquén S.A. – Equity Value.	1	6,256,308	4,710	5,152	Development of Undertakings	Rivadavia 86 3° Floor Of.9 – Neuquén	09.30.10	6,375	(262)	8,074	98.144%
Shopping Neuquén S.A. – Higher investment value			6,442	6,442
Shopping Neuquén S.A. – Irrevocable contributions			3,265	1,920

Fibesa S.A. – Equity Value.	1	2,323,125	17,706	15,517	Agent	Moreno 877 – 23º Floor - C.A.B.A.	09.30.10	2,323	2,188	17,706	99.99996%
Fibesa S.A. – Goodwill			—	342

Panamerican Mall S.A. – Equity Value	1	396,861,427	448,330	443,586	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	09.30.10	497,077	4,931	560,414	80%
Panamerican Mall S.A. – Irrevocable contributions			—	800
Panamerican Mall S.A. – Higher investment value (1)			111,348	110,643

Conil S.A. – Equity Value	1	1,786,865	1,452	1,465	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	09.30.10	1,863	(13)	1,500	97.46%
Conil S.A. – Irrevocable contributions			10	—
Conil S.A. – Goodwill			472	472

Arcos del Gourmet S.A. – Equity value	1	10,278,965	10,020	10,182	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A.	09.30.10	13,411	(298)	12,526	80%
Arcos del Gourmet S.A. – Higher Investment value (3)			19,891	20,159

Metroshop S.A. – Equity value (4)	1	18,400,000	990	(961)	Consumer finance	Av. Leandro N. Alem 1050 – 9° Floor – C.A.B.A.	09.30.10	36,800	2,566	9,603	50%

Total			680,701	768,896

(1)	As of September 30, 2010 and June 30, 2010 includes Ps. 99,364 and Ps. 98,660 corresponding to financial costs, respectively.
(2)	See Note 8.m.ii) y 8.m.iii).
(3)	See Note 8.a).
(4)	Discloused in Note 3.k) as of June 30, 2010.
(5)	See Note 8.m.iii).

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of September 30 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	09.30.10	06.30.10
Current
Mutual funds in foreign currency (2) (Exhibit G)	141,661	13,813
Mutual funds in local currency (2)	67,160	8,357
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	242

Total current	208,822	22,412

Non-Current
Undeveloped parcels of land:
- Beruti plot of land (Note 8.e))	52,984	52,934
- Caballito plot of land (Note 7.b))	36,938	36,745
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto (Note 8.f))	13,188	13,188
- Torres Rosario plot of land	11,166	11,166
Other real estate	1,443	1,443
Other investments	56	56
Share’s purchase advances (1) (Exhibit G)	1,175	389

Total non-current	149,899	148,870

Total	358,721	171,282

(1)	Includes advances for purchase of Arcos del Gourmet S.A.’s shares (Note 8.a)).
(2)	Includes Ps. 199,739 considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year		Increases		Decreases	Carrying value as of 09.30.10	Carrying value as of 06.30.10
Deducted from assets:
Allowance for doubtful accounts	34,935	(1)	1,049	(2)	(430)	35,554	34,935
Allowance for mortgage receivables	2,208		—		—	2,208	2,208

Total as of 09.30.10	37,143		1,049		(430)	37,762	—

Total as of 06.30.09	27,745		17,505		(8,107)	—	37,143

Included in liabilities:
Provision for non-current contingencies	7,388	(1)	275	(2)	(275)	7,388	7,388

Total as of 09.30.10	7,388		275		(275)	7,388	—

Total as of 06.30.09	2,664		5,314		(590)	—	7,388

(1)	Corresponds to charges of the year disclosed in Exhibit H.
(2)	Corresponds to uses.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	09.30.10	09.30.09
Cost of leases and services
Expenses (Exhibit H)	27,938	27,524

Cost of leases and services	27,938	27,524

Cost of others
Inventory as of the beginning of the year	21,915	11,308
Purchases of the year (1)	60	14
Incorporation by merger (Note 8.h))	—	81
Decrease	(328)	—
Expenses (Exhibit H)	4	—
Inventory as of the end of the year (Note 3.d))	(17,999)	(11,403)

Cost of others	3,652	—

(1)	Corresponds to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	09.30.10	06.30.10
Assets
Current Assets
Cash and banks	USD	3,065	3.920	12,013	13,193
Cash and banks	Euros	15	5.338	79	1,581
Cash and banks	Pounds	2	6.153	9	9
Other investments, net	USD	36,138	3.920	141,661	13,813
Accounts receivable, net	USD	4,518	3.920	17,710	18,354
Accounts receivable, net	Uruguayan Pesos	349	0.19361	68	65
Accounts receivable, net – Related parties	USD	—	—	—	1,450
Other receivables and prepaid expenses, net	USD	90	3.920	355	365
Other receivables and prepaid expenses, net with related parties	USD	12	3.960	48	49

Total Current Assets				171,943	48,879

Non-Current Assets
Other investments, net	USD	300	3.920	1,175	389
Accounts receivables, net	USD	—	—	—	479

Total Non-Current Assets				1,175	868

Total Assets as of 09.30.10				173,118	—

Total Assets as of 06.30.10				—	49,747

Liabilities
Current Liabilities
Trade accounts payable	USD	1,851	3.960	7,332	16,667
Trade accounts payable – Related parties	USD	88	3.960	347	350
Short-term debt	USD	12,615	3.960	49,954	43,834
Customers advances	USD	1,212	3.960	4,798	7,924
Other liabilities	USD	898	3.960	3,556	24,599

Total Current Liabilities				65,987	93,374

Non-Current Liabilities
Long-term debt	USD	176,779	3.96	700,045	667,747
Other liabilities	USD	639	3.96	2,531	3,322

Total Non-Current Liabilities				702,576	671,069

Total Liabilities as of 09.30.10				768,563	—

Total Liabilities as of 06.30.10				—	764,443

1)	Exchange rates as of September 30, 2010 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

Items	Total as of 09.30.10	Costs						Expenses		Total as of 09.30.09
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	21,217	—	20,347	—	—	—	20,347	—	870	20,105
Taxes, rates, contributions and services	5,567	3	58	7,556	686	(8,242)	61	2,000	3,506	4,342
Parking	2,876	—	2,876	—	—	—	2,876	—	—	2,919
Fees for Directors	6,810	—	—	—	—	—	—	6,810	—	2,809
Expenses and common area maintenance expenses and collective promotion fund	3,490	—	3,490	42	—	(42)	3,490	—	—	2,862
Salaries, bonuses and social security contributions	2,792	—	—	17,716	2,039	(19,755)	—	2,456	336	1,438
Allowance for doubtful accounts	1,049	—	—	—	—	—	—	—	1,049	810
Fees and payments for services	1,459	—	—	2,219	—	(2,219)	—	1,459	—	1,496
Charge for contingencies	275	—	275	—	—	—	275	—	—	1,115
Maintenance, repairs, cleaning and security	742	1	712	14,313	104	(14,417)	713	29	—	436
Commissions	318	—	—	—	—	—	—	—	318	208
Bank charges	151	—	—	—	—	—	—	151	—	197
Training and events expenses	27	—	—	—	—	—	—	—	27	63
Personnel expenses	149	—	—	775	76	(851)	—	149	—	242
Rental	215	—	—	750	27	(777)	—	215	—	222
Insurance	115	—	—	324	12	(336)	—	115	—	133
Regulatory authority expenses	72	—	—	—	—	—	—	72	—	48
Damage, costs and expenses	180	—	180	—	—	—	180	—	—	27
Advertising	52	—	—	—	12,494	(12,494)	—	—	52	12
Indemnity	—	—	—	—	—	—	—	—	—	52
Stationery	3	—	—	382	10	(392)	—	3	—	7
Freight and transportation	8	—	—	176	20	(196)	—	8	—	8
Other services	—	—	—	136	—	(136)	—	—	—	—
Others	465	—	—	327	(89)	(238)	—	352	113	58
Expenses recovery	—	—	—	(44,716)	(15,379)	60,095	—	—	—	—

Total as of 09.30.10	48,032	4	27,938	—	—	—	27,942	13,819	6,271	—

Total as of 09.30.09	—	—	27,524	—	—	—	27,524	8,273	3,812	39,609

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of September 30 and June 30, 2010

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	09.30.10							06.30.10
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	497	14,632	—	1,754	—	7,822	—	350	1,494	—	1,806	—	25,930

Past due	—	22,474	—	13,371	—	—	—	—	19,117	—	20,422	—	—	—

To mature
In three months	208,822	73,249	20,049	45,447	35,467	29,691	50,838	22,412	103,810	44,192	46,117	29,540	867	45,210
Between three and six months	—	18,323	3,703	215	16,964	3,409	4,091	—	14,350	2,748	30	18,301	34,512	43,489
Between six and nine months	—	8,068	3,681	(1)	13,446	115,281	1,815	—	7,926	2,010	—	17,522	8,002	3,133
Between nine and twelve months	—	6,259	3,671	(1)	10,043	(134)	19,088	—	3,444	1,984	—	10,227	101,166	1,860

Between one and two years	—	—	1,084	45	28,325	42,979	20,310	—	427	450	45	26,663	42,843	5,777
Between two and three years	—	—	207	39	13,256	(483)	2,504	—	107	212	46	13,031	(483)	2,475
Between three and four years	—	—	56	—	4,576	186,539	18,665	—	113	54	4	4,606	(483)	16,545
In greater than four years	—	—	83	—	23,763	507,980	20,848	—	248	86	—	23,881	636,268	21,502

Total to mature	208,822	105,899	32,534	45,744	145,840	885,262	138,159	22,412	130,425	51,736	46,242	143,771	822,692	139,991

Total with fixed term	208,822	128,373	32,534	59,115	145,840	885,262	138,159	22,412	149,542	51,736	66,664	143,771	822,692	139,991

Total	208,822	128,870	47,166	59,115	147,594	885,262	145,981	22,412	149,892	53,230	66,664	145,577	822,692	165,921

(1)	Does not accrue interest, except for Ps. 753 that accrue interest at a variable market rate.
(2)	Includes Ps. 71,179 that accrue interest at a fixed rate and Ps. 55,811 that accrue interest at a variable market rate.
(3)	Includes Ps. 621 that accrue interest at a variable rate and Ps. 1,509 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 2,802 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 208,821, that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 26,899 that accrue interest at a fixed rate and Ps. 15,956 that accrue interest at a variable rate

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

1. Brief comments on the Company’s activities during the fiscal year, including references to significant situations occurred after the end of the period.

Summary as of September 30, 2010

Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, November 11, 2010 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the three-month period ended on September 30, 2010.

In millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Revenues	214.3	157.0	37%	784.9	642.6	22%
Operating Income	106.8	64.9	65%	320.5	90.2	255%
Depreciation and Amortization	29.5	29.3	0%	118.2	91.9	29%
EBITDA[1]	136.3	94.2	45%	438.7	182.1	141%
Net Result	63.5	18.5	244%	119.1	-22.1

▶	Revenues for the first quarter of fiscal year 2011 grew 37%, driven by a 31% increase in Shopping Centers’ revenues and a 34% increase in revenues of the Consumer Finance segment.

▶	The 65% increase in Operating Income for the first quarter of fiscal year 2011 is mainly explained by a 43% increase in Gross Income of Shopping Centers.

▶	Net Result for the first quarter of fiscal year 2011 is Ps. 45 million higher than Net Result for the first quarter of fiscal year 2010, mainly due to the outstanding operating performance of the Shopping Centers’ segment.

1 EBITDA represents operating income plus depreciation and amortization of fixed assets and intangible assets (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We consider EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

ALTO PALERMO S.A. (APSA)

Highlights for the first quarter of fiscal year 2011, including references to significant situations occurred after the end of the period.

Shopping Centers

Since the first quarter of fiscal year 2010, ended in September 2009, and for the last 12 months, the shopping center segment has shown a substantial increase in all its levels. This was reflected in our tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation, and it is the result of a significant improvement in economic activity and the increase in consumption levels.

Apart from leaving behind the shock of the 2009 global financial crisis, our shopping centers experienced a significant increase in tenant sales during the month of July.

Shopping Centers

In millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results
Revenues	149.0	113.7	31%	518.5	396.7	30%
Operating Income	84.7	58.8	44%	266.6	215.8	24%
Depreciation and Amortization	28.0	27.6	2%	109.6	86.3	27%
EBITDA	112.7	86.4	31%	376.2	302.1	25%

	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Shopping Centers
Total Leasable Area (m2)[2]	299,130	286,286	286,286	289,410	286,581	287,542
Tenants’ Sales (Ps. Million, 12-month accumulated)	6,277	5,776	5,229	4,807	4,400	4,194
Tenants’ Sales in the same Shopping Centers (Ps. Million, 12-month accumulated)[3]	5,411	5,012	4,592	4,340	4,141	4,095
Occupancy[4]	97.6%	97.5%	98.0%	98.0%	97.9%	98.5%

▶	We have incorporated our 12th Shopping Center, Soleil Shopping Center, which has increased by 4.5% the size of our portfolio, bringing it to around 300,000 sqm of leaseable area.

▶	12-month accumulated tenant sales as of September 30, 2010 in the same shopping centers totaled Ps. 5,411 million, which accounts for a 30.7% increase compared to the same period of the previous year.

▶

During the three-month period ended in September 2010, shopping centers’ tenants’ sales reached Ps. 1,733 million (a 40.7% increase compared to the same period of the previous year). Accumulated sales totaled Ps. 1,471 million in the same shopping centers[5] compared to the same quarter of the previous year (a 37.2% increase).

▶	During July, August and September 2010 sales increased by 59%, 33% and 30%, respectively, compared to the same months of 2009. In the same shopping centers, they increased by 54%, 30% and 28%, respectively.

▶	EBITDA/Sales margin for the three-month period stood at 76%.

New “Soleil” Shopping Center

On December 28, 2007, Alto Palermo S.A. (APSA) executed a Partial Transfer of goodwill with INCSA for the acquisition of a portion of the goodwill consisting in a shopping center located in the property where “Soleil Factory” shopping center is currently operating. The total price for the transaction is US$ 20.7 million, US$ 7.1 million of which were paid upon execution of the preliminary transfer instrument.

After final execution of the transfer of goodwill on July 1, 2010, interest at the rate of 5% per annum plus VAT will accrue on the balance of US$ 13.6 million. Such interest will be paid in 7 annual and consecutive installments, the first installment becoming due on July 1, 2011. Principal will be repaid upon payment of the last installment of interest or upon the execution of the relevant deed, whichever is later.

2 At period end.

3 Does not include “DOT Baires Shopping” and “Soleil”.

4 At period end. Percentage over the total leaseable area.

5 Does not include “DOT Baires Shopping” and “Soleil”.

ALTO PALERMO S.A. (APSA)

On July 1, 2010, Alto Palermo S.A. (APSA) and INCSA executed the final instrument for the partial transfer of goodwill and the Closing Instrument whereby INCSA transferred the goodwill of the Shopping Center transacting business as “Soleil Factory”, beginning operations on the date mentioned above. The goodwill includes mainly a piece of real property, personal property, contracts, trademark titles and rights to build a certain number of square meters. Possession thereof was delivered upon execution of the transfer. Considering the composition of the goodwill, the Company has recorded same as Fixed Assets until completion of the process of allocation of the price paid to the assets and liabilities acquired. It is agreed by the parties that INCSA is not transferring to APSA any of its receivables or debts arising from whatever cause or reason occurring prior to execution of the relevant instrument. Within 30 business days counted as from registration of the Condominium Property and Administration Regulations with the Real Property Registry, INCSA shall execute the relevant deed of conveyance in favor of APSA. It should be noted that the relevant portion of goodwill and real property pertaining to the hypermarket located in the same premises is excluded from the transaction.

A filing was made in connection with this transaction with the Argentine Antitrust Commission. No opinion has been rendered by such authority yet.

Furthermore, Alto Palermo S.A. (APSA) has executed an Offer letter for the acquisition, construction and operation of a shopping center located in premises owned by INCSA in the City of San Miguel de Tucumán, Province of Tucumán. The price established for this transaction is US$ 1.3 million, and US$ 0.05 million of such price were paid on January 2, 2008. Such expenditure was booked as an advance payment for the purchase of Fixed Assets (Exhibit A). This transaction was subject to certain conditions precedent, including, among others, the acquisition by Alto Palermo S.A. (APSA) from INCSA of the goodwill consisting in the shopping center which operates at Soleil Factory. Such condition having been fulfilled on July 1, 2010, APSA shall commence works: i) after 12 months from fulfillment of such condition, or ii) as of May 2, 2011, whichever occurs first. However, prior to the date of commencement of works, INCSA shall have: i) executed the relevant deed of conveyance relating to APSA’s future units in favor of APSA, and ii) transferred to APSA all rights in respect of the architectural project registered and all permits and authorizations in effect for their use in APSA’s future units.

Acquisition of a Plot in Paraná, Entre Ríos for the future development of a Shopping Center.

On August 12, 2010, APSA and Wal-Mart Argentina executed a purchase and sale agreement for a plot of land covering 10,022 sqm in the City of Paraná, Entre Ríos. The purchase price was US$ 0.5 million, US$ 0.15 million of which have already been paid. APSA will pay the US$ 0.35 million balance upon execution of the title deed and surrender of possession, which will take place 60 days after APSA receives the relevant approvals to construct and operate a shopping center in this plot.

Acquisition by IRSA of Parque Arauco S.A.’s interest in APSA.

After the end of this period, on October 15, 2010, IRSA announced the purchase of Parque Arauco S.A.’s direct and indirect equity interest in APSA, through the payment of US$ 126 million, US$ 6 million of which had already been paid at the time of purchase of the option announced in January 2010.

Following such acquisition, IRSA holds 94.89% of APSA’s stock capital.

ALTO PALERMO S.A. (APSA)

II. Consumer Finance – Tarshop S.A. and Metroshop S.A. Subsidiary

Consumer Finance

In millions of Ps.	IQ 11[6]	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results
Revenues	57.8	43.2	34%	265.3	236.8	12%
Operating Income	18.0	5.3	237%	52.0	-128.4
Depreciation and Amortization	2.0	2.6	-21%	8.6	5.6	54%
EBITDA	20.0	7.9	154%	60.6	-122.9

	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Consumer Finance
Loan Origination (in millions of Ps.)	334.7	319.6	278.9	293.2	278.9	293.2
Loan Portfolio (in millions of Ps.)	629.3	605.3	531.0	529.7	531.0	529.7
In arrears for 3 to 6 months[7]	2.4%	3.1%	3.6%	3.9%	3.6%	3.9%

▶	Operating income and financial results of this segment reflect Tarshop’s full recovery and the momentum in this sector activity.

Sale of Tarshop to Banco Hipotecario

Upon fulfillment of the conditions precedent, including the authorization of the Argentine Central Bank, on September 13, 2010, APSA transferred to Banco Hipotecario 80% of Tarshop’s stock capital, pursuant to the purchase and sale agreement executed on December 29, 2009. The purchase price was US$ 26.8 million and was fully paid.

APSA’s interest in Tarshop was 100% until August 31, 2010 and 20% as from September 1, 2010. APSA’s interest in Metroshop is 50%.

6 It only relates to July and August 2010.

7 Percentage over Total Loan Portfolio.

ALTO PALERMO S.A. (APSA)

III. Others

As concerns demand for housing units, in the last quarters, the real estate market showed a slowdown in terms of supply and demand. Such circumstance has not had a significant impact on price levels, as it has happened in other countries, since investment in real property is considered by many individuals in Argentina as a proper safeguard of money. Moreover, the low level of financing for housing purposes in Argentina, in comparison to other countries, has contributed to maintain the value of real property for residential purposes.

Others8

In millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results
Revenues	7.5	0.0		1.2	9.0	-87%
Operating Income	3.5	0.0		1.9	2.9	-34%
Depreciation and Amortization	0.0	0.0		0.0	0.0
EBITDA	3.5	0.0		1.9	2.9	-34%

Torres Rosario Project

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 100% and 53%, respectively. Completion of works in the 2-H parcel is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

Barter of Terreno Beruti

After the closing of this period, on October 13, 2010, TGLT S.A. and APSA executed a sale agreement where by APSA sold “Terreno Beruti”. TGLT S.A. plans to construct in the Property an apartment building with both residential and commercial parking spaces. As consideration, TGLT S.A. will transfer to APSA: 17.33% of the saleable square meters of the properties to be built, 15.82% of the square meters of the parking spaces of the same building; all the commercial parking spaces; and US$ 10.7 million, payable simultaneously with execution of the Deed of Conveyance.

8 Includes Sales and Developments of real property

ALTO PALERMO S.A. (APSA)

IV. Financial Transactions and Others

Consolidated Financial Debt as of September 30, 2010

Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
Series IV Notes (Local)		6.6	6.75%	may-11
Arcos del Gourmet		2.0		nov-11
Series I Notes (International)[2]	US$	120	7.88%	may-17
Soleil / Tucumán Debt		14.9	5.00%	jul-17
Series III Notes (Local)[3]		14.0	Badlar + 3%	may-11
Series II Notes (International)[4]	Ps.	22.1	11.00%	jun-12

Total Debt		179.6

1.	Face value stated in US$ at the exchange rate of Ps. 3.96 = US$ 1, without considering balances with equity investees (Section 33).
2.	As of September 30, 2010 APSA had repurchased a face value of US$ 5.0 million
3.	As of September 30, 2010, our subsidiary Emprendimientos Recoleta S.A. holds a face value of AR$ 12.2 million
4.	As of September 30, 2010, APSA had repurchased a face value of US$ 4.8 million

Dividend Payment for Ps. 113 million

After the end of this period, on October 7, 2010, APSA made available to the shareholders an advance dividend in cash for the amount of Ps. 113 million equivalent to 89.71% of the Stock Capital, as from October 15, 2010.

Conversion of Notes

After the end of this period, on October 7, 2010, certain holders of convertible Notes of APSA exercised their conversion rights, resulting in the issuance of 477,544,197 common shares of Ps. 0.1 par value each, and the cancellation of Notes for a face value of US$ 15.5 million. Following such conversion, APSA’s shares increased from 782,064,214 to 1,259,608,411.

ALTO PALERMO S.A. (APSA)

V. Brief comment on prospects for the next quarter

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The rhythm of sales in the shopping centers has shown an important growth during this quarter, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working to improve the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. During this quarter, we have expanded our portfolio by adding Soleil, which expect to streamline over the next months for it reach to the management standards of the rest of our shopping centers. Furthermore, we are planning to launch our new project in Palermo through our subsidiary Arcos del Gourmet S.A. with a new business concept: an urban space in the open air.

We will continue working to improve and recondition our Shopping Centers in order to take advantage of all their potential and benefit our tenants and consumers.

As concerns the Consumer Finance business, we have completed the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	09.30.10	09.30.09 (1)	09.30.08 (1)	09.30.07 (1)	09.30.06 (1)
Current assets	487,002	493,080	531,106	713,865	241,596
Non-current assets	1,867,754	1,896,997	1,698,935	1,437,527	1,141,662

Total	2,354,756	2,390,077	2,230,041	2,151,392	1,383,258

Current liabilities	409,578	589,486	506,354	428,714	299,398
Non-current liabilities	918,394	887,919	810,251	804,527	225,945

Subtotal	1,327,972	1,477,405	1,316,605	1,233,241	525,343

Minority interest	134,370	128,355	88,294	73,105	31,733
Shareholders’ equity	892,414	784,317	825,142	845,046	826,182

Total	2,354,756	2,390,077	2,230,041	2,151,392	1,383,258

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

ALTO PALERMO S.A. (APSA)

3.	Consolidated income structure as compared with the same period of the four previous years.

	09.30.10	09.30.09 (1)	09.30.08 (1)	09.30.07 (1)	09.30.06 (1)
Operating income	106,793	64,904	(20,873)	47,200	44,059
Equity investments	1,207	—	—	(14)	(294)
Amortization of goodwill, net	(83)	(408)	(278)	(1,012)	(1,171)
Financial results, net	(31,772)	(27,735)	(12,586)	(7,776)	(4,049)
Other income (expense), net	(282)	(1,679)	383	375	(1,603)

Income (loss) before taxes and minority interest	75,863	35,082	(33,354)	38,773	36,942

Income tax	(10,638)	(15,541)	(419)	(15,958)	(15,284)
Minority interest	(1,771)	(1,082)	10,758	(1,676)	(2,327)

Net income (loss) for the year	63,454	18,459	(23,015)	21,139	19,331

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

ALTO PALERMO S.A. (APSA)

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

5.	Key ratios as compared with the four previous years.

	09.30.10	09.30.09	09.30.08	09.30.07	09.30.06
Liquidity

Current assets	487,002	493,080	531,106	713,865	241,596

Current liabilities	409,578	589,486	506,354	428,714	299,398

Ratio	1.19	0.84	1.05	1.67	0.81

Debt

Total liabilities	1,327,972	1,477,405	1,316,605	1,233,241	525,343

Shareholders’ equity	892,414	784,317	825,142	845,046	826,182

Ratio	1.49	1.88	1.60	1.46	0.64

Solvency

Shareholders’ equity	892,414	784,317	825,142	845,046	826,182

Total liabilities	1,327,972	1,477,405	1,316,605	1,233,241	525,343

Ratio	0.67	0.53	0.63	0.69	1.57

Non-Current Assets to total Assets

Non-current assets	1,867,754	1,896,997	1,698,935	1,437,527	1,141,662

Total assets	2,354,756	2,390,077	2,230,041	2,151,392	1,383,258

Ratio	0.79	0.79	0.76	0.67	0.83

Profitability

Net income (loss) for the period	63,454	18,459	(23,015)	21,139	19,331

Average shareholders’ equity	860,687	775,088	836,649	834,476	816,511

Ratio	0.074	0.024	(0.028)	0.025	0.024

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies.

This training is estimated to be completed by mid-2011. On the other hand, as provided, work is under way in the initial diagnose process of regulatory differences.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors—to date—has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On July 1st, 2009, the merger between the Company and Shopping Alto Palermo S.A. became effective. (See Note 1 and Note 8.h)).

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Unaudited Consolidated Financial Statements and Note 8.m.iii) to the Unaudited Basic Financial Statements).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	09.30.10 Ps.	06.30.10 Ps.	03.31.10 Ps.	12.31.09 Ps.	Total Ps.
Accounts receivable, net	19,450	3,024	—	—	22,474

b)	Past due payable:

	09.30.10 Ps.	06.30.10 Ps.	03.31.10 Ps.	12.31.09 Ps.	Total Ps.
Trade accounts payable	10,583	982	(68)	1,874	13,371

c)	Receivables and liabilities with no fixed term:

09.30.10 Ps
Accounts receivable, net	497
Other receivables and prepaid expenses, net	14,632
Taxes payable	344
Customer advances	1,754
Provisions	7,388
Other liabilities	90

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	12.31.10 Ps.	03.31.10 Ps.	06.30.11 Ps.	09.30.11 Ps.	Total Ps.
Accounts receivable, net	73,249	18,323	8,068	6,259	105,899
Other receivables and prepaid expenses, net	20,049	3,703	3,681	3,671	31,104

e)	Non-current receivables to mature:

	09.30.12 Ps.	09.30.13 Ps.	09.30.14 Ps.	09.30.15 Ps.	Total Ps.
Other receivables and prepaid expenses, net	1,084	207	56	83	1,430

f)	Current liabilities to mature:

	12.31.10 Ps.	03.31.11 Ps.	06.30.11 Ps.	09.30.11 Ps.	Total Ps.
Trade accounts payable	45,447	215	(1)	(1)	45,660
Customer advances	35,467	16,964	13,446	10,043	75,920
Short-term debt	29,691	3,409	115,281	(134)	148,247
Salaries and social security payable	6,121	2,527	—	1,457	10,105
Taxes payable	44,181	465	729	493	45,868
Other liabilities	536	1,099	1,086	17,138	19,859

g)	Non-current liabilities to mature:

	09.30.12 Ps.	09.30.13 Ps.	09.30.14 Ps.	09.30.15 Ps.	Total Ps.
Trade accounts payable	45	39	—	—	84
Customer advances	28,325	13,256	4,576	23,763	69,920
Long-term debt	42,979	(483)	186,539	507,980	737,015
Taxes payable	17,380	2,244	2,338	12,232	34,195
Other liabilities	2,930	260	16,327	8,615	28,132

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	111,092
Foreign currency	(1)	17,778

(1)	Does not accrue interest, except for Ps. 753 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	30,930
Foreign currency	(1)	403

Non-current
Local currency	(1)	15,833

(1)	Includes Ps. 1,509 that accrue interest at a fixed rate and Ps. 621 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	51,352
Foreign currency	(1)	7,679

Non-current
Local currency	(1)	84

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	72,876
Foreign currency	(1)	4,798

Non-current
Local currency	(1)	69,920

(1)	Does not accrue interest, except for Ps. 2,802 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

e)	Short-term and long-term debt:

		Ps.
Current
Local currency	(1)	98,293
Foreign currency	(1)	49,954

Non-current
Local currency	(1)	36,970
Foreign currency	(1)	700,045

(1)	Includes Ps. 71,179 that accrue interest at a fixed rate and Ps. 55,811 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	10,104

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	45,869

Non-Current
Local currency	(1)	34,540

(1)	Does not accrue interest, except for Ps. 20,812 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency	(1)	16,380
Foreign currency	(1)	3,556

Non-current
Local currency	(1)	25,613
Foreign currency	(1)	2,531

(1)	Does not accrue interest, except for Ps. 15,956 that accrue interest at a variable rate and Ps. 6,087 that accrue interest at a fixed rate

ALTO PALERMO S.A. (APSA)

4.	(Continued)

i)	Provisions

Ps.
Non-Current
Local currency	(1)	7,388

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Basic Unaudited Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Basic Unaudited Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Basic Unaudited Financial Statements.

9.	Appraisal revaluation of assets.

See Note 2.4 to the Basic Unaudited Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

ALTO PALERMO S.A. (APSA)

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto	378,123	156,037	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	199,477	129,603	Fire, full risk and dismissed profit
Mendoza Plaza	221,186	79,024	Fire, full risk and dismissed profit
Paseo Alcorta	187,317	68,462	Fire, full risk and dismissed profit
Alto Avellaneda	174,362	69,478	Fire, full risk and dismissed profit
Alto Rosario	190,677	78,148	Full risk, construction and assembly
Patio Bullrich	91,716	87,836	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	108,345	67,541	Fire, full risk and dismissed profit
Alto Noa	89,525	21,055	Fire, full risk and dismissed profit
Soleil Factory	72,089	82,455	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

ALTO PALERMO S.A. (APSA)

17.	Unpaid cumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Unaudited Financial Statements.

Autonomous City of Buenos Aires, November 11, 2010.

Alejandro G. Elsztain Executive Vice-President
acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2010 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2010 and 2009 and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2010 and 2009, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report on September 8, 2010, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2010 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 2,742,133, which was not claimable at that date.

Autonomous City of Buenos Aires, November 11, 2010.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 Roberto Daniel Murmis Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 113 Fº 195

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 29, 2010.